Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
200 Seaport Blvd., ZW9C, Boston, MA, 02210
Phone: 617-563-9480: Fax: 617-385-0811
jason.duffy@fmr.com

Fidelity INVESTMENTS

April 21, 2016

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2015 – July 1, 2016

To Whom It May Concern:

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for $50,000,000 excess of $100,000,000 in coverage:

American International Reinsurance Company, LTD.
Policy No: 033089944 (Equity and High Income Funds)
Policy No: 33089946 (Fixed Income & Asset Allocation Funds)
Participation: $6M part of $50M x $100M

XL Specialty Insurance Company
Policy No: ELU139633-15 (Equity and High Income Funds)
Policy No: ELU139610-15 (Fixed Income & Asset Allocation Funds)
Participation: $5M part of $50M x $100M

Federal Insurance Company (Chubb)
Policy No: 8204-7565 (Equity and High Income Funds)
Policy No: 8190-6762 (Fixed Income & Asset Allocation Funds)
Participation: $5M part of $50M x $100M

Freedom Specialty Insurance Company
Policy No: XMF1400060 (Equity and High Income Funds)
Policy No: XMF1500062 (Fixed Income & Asset Allocation Funds)
Participation: $10M part of $50M x $100M

Twin City Fire Insurance Co. (The Hartford)
Policy No: 08 FI 0252161-15 (Equity and High Income Funds)
Policy No: 08 FI 0252157-15 (Fixed Income & Asset Allocation Funds)
Participation: $10M part of $50M x $100M

Houston Casualty Company
Policy No: 24-MG-15-A12440 (Equity and High Income Funds)
Policy No: 24-MG-15-A12442 (Fixed Income & Asset Allocation Funds)
Participation: $8M part of $50M x $100M

London: Antares AUL 1274, ACE AGM 2488
Policy No: B080113016P15 (Equity and High Income Funds)
Policy No: B080113012P15 (Fixed Income & Asset Allocation Funds)
Participation: $6M part of $50M x $100M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-16-001403.

Sincerely,

Jason R. Duffy

Enc.

Bond Number: **ELU139633-15**
Renewal of Number: **N/A**

XL Specialty Insurance Company
A member of the XL America Companies

EXCESS BOND

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

ITEM 1. Name of Insured (herein called Insured) : Fidelity Equity and High Income Funds

Principal Address : c/o FMR LLC
200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

ITEM 2. Bond Period: from: 12:01 a.m. Standard Time on July 01, 2015 to July 01, 2016

ITEM 3. Aggregate Limit of Liability: $5,000,000 **part of** $50,000,000

ITEM 4. Single Loss Limit of Liability : $5,000,000 **part of** $50,000,000

ITEM 5. Schedule of Underlying Coverage

(A) Primary Bond or Policy:
- (i) Insurer: National Union Fire Insurance Company of Pittsburgh, PA
- (ii) Bond or Policy Number: 01-421-08-60
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000
- (v) Single Loss Deductible or Retention $400,000

(B) Excess Bond or Policy:
- (i) Insurer: Ace American Insurance Company
- (ii) Bond or Policy Number: DOX G21661612 010
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(C) Excess Bond or Policy:
- (i) Insurer: Everest National Insurance Company
- (ii) Bond or Policy Number: FL5EE00035-151
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(D) Excess Bond or Policy:
- (i) Insurer: ICI Mutual Insurance Company
- (ii) Bond or Policy Number: 87153315B
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(E) Excess Bond or Policy:
- (i) Insurer: Allied World Assurance Company, Ltd.
- (ii) Bond or Policy Number: C014840/005
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $15,000,000
  - Aggregate Limit of Liability $15,000,000

(F) Excess Bond or Policy:
- (i) Insurer: St. Paul Mercury Insurance Company
- (ii) Bond or Policy Number: 15P29308-15
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(G) Excess Bond or Policy:
- (i) Insurer: Continental Insurance Company
- (ii) Bond or Policy Number: 287042220
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000
  - Aggregate Limit of Liability $10,000,000

(H) Excess Bond or Policy:
- (i) Insurer: Starr Indemnity and Liability Company
- (ii) Bond or Policy Number: SISIXFL21025315
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $10,000,000 **part of** $15,000,000
  - Aggregate Limit of Liability $10,000,000 **part of** $15,000,000

(I) Excess Bond or Policy:
- (i) Insurer: AXIS Insurance Company
- (ii) Bond or Policy Number: MNN 727586/01/2015
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  - Single Loss Limit of Liability $5,000,000 **part of** $15,000,000
  - Aggregate Limit of Liability $5,000,000 **part of** $15,000,000

Item 6. Premium:

Premium
Taxes, Surcharges or Fees
Total Policy Premium

ITEM 7. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

FB 71 04 10 10 XS 80 07 12 14 XL 80 23 07 02

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Joseph Tocco	Toni Ann Perkins
President	Secretary

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC and possibly the U.S. Department of State. **Please read this Policyholder Notice carefully.**

OFAC administers and enforces sanctions policy based on Presidential declarations of "national emergency". OFAC has identified and listed numerous

- Foreign agents
- Front organizations
- Terrorists
- Terrorist organizations
- Narcotics traffickers

as *Specially Designated Nationals and Blocked Persons*. This list can be found on the U.S. Department of the Treasury's web site - http//www.treas.gov/ofac.

The Secretary of the Treasury also has identified a number of entities in the insurance, petroleum, and petrochemicals industries determined to be owned or controlled by the Iranian government. Business transactions with any of these entities are expressly prohibited. These entities have been added to OFAC's list of *Financial Institutions Determined To Be Owned or Controlled by the Government of Iran*. This list can be found on the U.S. Department of the Treasury's web site - http://www.treasury.gov/resource-center/sanctions/Programs/Pages/iran.aspx, see List of CISADA and NDAA Prohibitions or Conditions

In accordance with OFAC regulations, or any applicable regulation promulgated by the U.S. Department of State, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The XL America, Inc. insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;
- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;

- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;

- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING:** It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly and willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.

NOTICE TO POLICYHOLDERS

New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms:** Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING:** Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.
Pennsylvania	**All Commercial Insurance, Except As Provided for Automobile Insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance:** Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**

NOTICE TO POLICYHOLDERS

Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	**All Commercial Insurance, Except As Provided for Workers' Compensation** It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation:** Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

NOTICE TO POLICYHOLDERS

IMPORTANT INFORMATION

(Massachusetts)

In the event of a complaint, please contact us at:

XL Professional
100 Constitution Plaza, 17th Floor
Hartford CT 06103
Phone: 860-246-1863
FAX 860-246-1899

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No.: 1
Named Insured: Fidelity Equity and High Income Funds
Bond No.: ELU139633-15

Effective: July 01, 2015
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Equity and High Income Funds
Bond No.: ELU139633-15

Effective: July 01, 2015
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, in addition to this Policy, the Insurer or an affiliated company of the Insurer (any such affiliated company being included within the term "Insurer" for the purposes of this endorsement) has also agreed to issue to the person or entity named in Item 1 of the Declarations the following policy(ies) (such policy(ies), the "Other Policy(ies)"):

Excess Mutual Funds Policy, Policy No. ELU139632-15, Issued by: XL Specialty Insurance Company

It is expressly acknowledged by the person or entity named in Item 1 of the Declarations that the premium for these policies has been negotiated with the understanding that all policies would have shared limits of liability. Therefore, in consideration of the premium charged:

(1) Any payment of loss or damages, including costs and expenses of defense, under this Policy will reduce the limit of liability available under the Other Policy(ies) for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under the Other Policy(ies).

(2) Any payment of loss or damages, including costs and expenses of defense, under the Other Policy(ies) will reduce the Limit of Liability available under this Policy for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under this Policy during the Policy Period.

(3) If the Insurer shall have paid loss or damages, including costs and expenses of defense, under this Policy and loss or damages, including costs and expenses of defense, under the Other Policy(ies) in an aggregate amount equaling $5,000,000 any and all obligations of the Insurer under this Policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Excess Bond

The insurer identified on the Declarations Page (the "Underwriter"), in consideration of an agreed premium, and in reliance upon all statements made and information furnished by the Insured to the Underwriter and to the issuers of the Underlying Coverage, and subject to the Declarations, Insuring Agreement(s), General Agreements, Conditions and Limitations and other terms, conditions and limitations hereof, agrees to indemnify the Insured for

INSURING AGREEMENT

EXCESS FOLLOW-FORM COVERAGE

Loss for which, but for the exhaustion of any applicable limit or limits of liability, coverage would have been afforded under the Underlying Coverage in ITEM 5 of the Declarations of this Excess Bond, subject, except as specifically set forth in this Excess Bond, to all of the terms, conditions and limitations of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond; provided, that under no circumstances will this Excess Bond afford coverage broader than the most restrictive coverage provided in any Underlying Coverage.

GENERAL AGREEMENTS

JOINT INSURED

(A) If multiple Insureds are covered under this Excess Bond, the first named Insured will act for all Insureds. The Underwriter's payment to the first named Insured of loss sustained by any Insured will fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this Excess Bond, the Insured next named will thereafter be considered the first named Insured. The Underwriter's liability for loss or losses sustained by all Insureds will not exceed the amount for which the Underwriter would have been liable had such loss or losses been sustained by one Insured.

CHANGE OF CONTROL – NOTICE

(B) When the Insured learns of a change in control, it must give written notice thereof to the Underwriter. As used in this General Agreement, "control" means the power to determine the management or policy of the Insured or of a controlling holding company by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of fifteen percent (15%) or more of such stock will be presumed to result in a change of control for the purpose of the required notice. Failure to give the required notice will result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer. The entire premium for this Excess Bond will be deemed to have been fully earned as of the effective date of any change in control of the Insured, including but not limited to the taking over of the Insured by a receiver or other liquidator or by State or Federal officials.

CONDITIONS AND LIMITATIONS

Section 1. LIMIT OF LIABILITY – NON-ACCUMULATION OF LIABILITY

(A) The Underwriter's total liability under this Excess Bond for all loss, regardless of when paid, will not exceed the Aggregate Limit of Liability in ITEM 3 of the Declarations of this Excess Bond. The Aggregate Limit of Liability will be reduced by the amount of any payment made under this Excess Bond. Upon exhaustion of the Aggregate Limit of Liability by such payments, the Underwriter will have no further liability under this Excess Bond for loss, whether or not previously reported to the Underwriter. The Aggregate Limit of Liability will not be increased or reinstated by any recovery made and applied in accordance with Section 5 hereunder or by any portion of any Aggregate Limit of Liability under any previous Bond.

(B) Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss will not exceed the applicable Single Loss Limit of Liability in ITEM 4 of the Declarations of this Excess Bond. For purposes of this Section 1(B), Single Loss means all covered loss resulting from

(i) any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee of the Insured is implicated, or
(ii) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether or not an employee of the Insured) resulting in damage to or destruction or misplacement of property, or
(iii) all acts or omissions other than those specified in (i) and (ii) preceding, caused by any person (whether or not an employee of the Insured) or in which such person is implicated, or
(iv) any one casualty or event not specified in (i), (ii) or (iii) preceding;

unless such term is defined differently in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, in which case Single Loss will have the meaning set forth in such bond.

(C) Neither the Aggregate Limit of Liability nor the Single Loss Limit of Liability will be cumulative in amount from Bond Period to Bond Period regardless of the number of years this Excess Bond may be in force, the number of times this Excess Bond may be renewed or the number of Bond Periods in which the acts giving rise to any loss occurred or were committed.

Section 2. EXHAUSTION OF UNDERLYING COVERAGE

(A) The Underwriter will be liable to pay loss only if and when the total amount of the limit of liability applicable to such loss under the Underlying Coverage has been exhausted solely by the actual payment of loss under the Underlying Coverage.

(B) In the event that the limit of liability applicable to any loss under the Underlying Coverage has been reduced, but not exhausted, solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will pay covered loss which is excess of the reduced total amount of the limit of liability applicable to such loss under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond.

(C) In the event of the exhaustion of the limit of liability applicable to any loss under the Underlying Coverage solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will continue in force as primary insurance in respect of any subsequent loss which, but for such exhaustion, would have been covered under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond; provided, always, that this Excess Bond will pay only such loss which is excess over any retention or deductible that would have been applicable under the Underlying Coverage.

Section 3. MAINTENANCE OF UNDERLYING COVERAGE

(A) The Insured must maintain the Underlying Coverage in full force and effect during the Bond Period, except for any reduction or exhaustion of any limit or limits of liability solely by the actual payment of loss. If for any reason the Underlying Coverage shall not have been so maintained, or if the Insured's recovery under the Underlying Coverage is restricted or unavailable as a result of the insolvency of any issuer of any Underlying Coverage, this Excess Bond will apply excess of the applicable limit or limits of liability of the Underlying Coverage, plus any applicable retention or deductible, as if the Underlying Coverage had been maintained in full force and effect.

(B) The Insured must notify the Underwriter in writing of any change or alteration of or amendment to the Underlying Coverage. This Excess Bond will not follow form of or be subject to any such change, alteration or amendment unless the Underwriter has so agreed by written endorsement to this Excess Bond and has received any additional premium that the Underwriter may require in connection therewith.

(C) No claim, loss or coverage subject to any sublimit of liability (other than a single loss limit of liability) under any Underlying Coverage will be considered covered loss under this Excess Bond, but the

payment of such claim, loss or coverage under the Underlying Coverage will be recognized, to the extent of such payment, as reducing or exhausting the applicable limit or limits of liability of the Underlying Coverage for purposes of determining when coverage under this Excess Bond shall attach.

Section 4. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

(A) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, give the Underwriter notice of any discovery of loss of a kind that may be covered under this Excess Bond, whether or not the amount of such loss is known or expected to be in excess of the applicable limit or limits of liability under the Underlying Coverage and whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of all correspondence between the Insured and the issuer of any Underlying Coverage regarding such loss. Notice given by the Insured to any issuer of Underlying Coverage regarding the discovery of any loss will not constitute notice of such discovery of loss for purposes of this Section 4(A).

(B) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, file with the Underwriter a proof of loss for any loss of a kind that may be covered under this Excess Bond, whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of any proof of loss provided to any issuer of any Underlying Coverage and of all documents provided to or made available to any such issuer in support thereof. The filing by the Insured of a proof of loss under any Underlying Coverage will not constitute the filing of a proof of loss with the Underwriter for purposes of this Section 4(B).

(C) Legal proceedings against the Underwriter may not be brought before the expiration of any period of limitation in any Underlying Coverage applicable to the commencement of legal proceedings against any issuer of any Underlying Coverage.

(D) This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceeding may be brought hereunder by any one other than the named Insured.

(E) Notices and proofs of loss given to the Underwriter under this Excess Bond must be sent by certified mail or the equivalent to the following address:

XL Insurance Claims – 100 Constitution Plaza, 13 Floor, Hartford, CT 06103

XLprofessionalclaims@xlgroup.com

Section 5. SUBROGATION – ASSIGNMENT – RECOVERY – COOPERATION

(A) In the event of payment under this Excess Bond, the Underwriter will be subrogated to the extent of such payment to all of the Insured's rights of recovery in connection therewith against any person or entity, and the Insured will deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, titles and interests and causes of action as it has against any person or entity to the extent of such payment. The Insured must execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured may do nothing after discovery of loss to prejudice such rights or causes of action.

(B) Recoveries, whether effected by the Underwriter or by the Insured, will be applied net of the expense of such recovery, first, to the satisfaction of the Insured's loss which would otherwise have been paid under this Excess Bond but for the fact that such loss was in excess of any applicable limit of liability hereunder, second, to the Underwriter as reimbursement of amounts paid under this Excess Bond in settlement of the Insured's claim, and third, to the Insured and/or to the issuer or issuers of the Underlying Coverage, in accordance with their respective interests.

(C) Upon the Underwriter's request and at reasonable times and places designed by the Underwriter, the Insured must submit to examination by the Underwriter and subscribe to the same under oath,

produce for the Underwriter's examination all pertinent records, and cooperate with the Underwriter in all matters pertaining to any loss.

Section 6. TERMINATION OR CANCELLATION

(A) This Excess Bond terminates as an entirety upon the Insured's receipt of a written notice from the Underwriter of its desire to cancel this Excess Bond in accordance with the conditions and limitations of any Underlying Coverage, or immediately upon the Underwriter's receipt of a written notice from the Insured of its desire to cancel this Excess Bond, or immediately upon the cancellation, termination or nonrenewal of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond.

(B) This Excess Bond terminates as to any employee of the Insured immediately upon the termination of any Underlying Coverage as to such employee or, if any loss shall have become covered under this Excess Bond or this Excess Bond shall have become primary insurance as to any loss, at such time that the bond identified in ITEM 5(A) of the Declarations of this Excess Bond would have terminated as to such employee had it still been in effect.

Section 7. REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this Excess Bond, as well as all information furnished in the Insured's application or applications for the Underlying Coverage, is complete, true and correct. All such applications constitute part of this Excess Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact in any of the applications for this Excess Bond or for the Underlying Coverage or otherwise will be grounds for the rescission of this Excess Bond.

In witness whereof, the Underwriter has caused this Excess Bond to be executed on the Declarations page.

Bond Number: **ELU139610-15**
Renewal of Number: **N/A**

XL Specialty Insurance Company
A member of the XL America Companies

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

EXCESS BOND

ITEM 1. Name of Insured (herein called Insured) : Fidelity Fixed Income and Asset Allocation Funds
Principal Address : c/o FMR LLC, 200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210

ITEM 2. Bond Period: from: 12:01 a.m. Standard Time on July 01, 2015 to July 01, 2016

ITEM 3. Aggregate Limit of Liability: $5,000,000 part of $50,000,000

ITEM 4. Single Loss Limit of Liability : $5,000,000 part of $50,000,000

ITEM 5: Schedule of Underlying Coverage:

(A) Primary Bond or Policy:
- (ii) Insurer: National Union Fire Insurance Company of Pittsburgh, PA
- (ii) Bond or Policy Number: 01-421-08-60
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $15,000,000
  Aggregate Limit of Liability $15,000,000
- (v) Single Loss Deductible or Retention $400,000

(B) Excess Bond or Policy:
- (i) Insurer: Ace American Insurance Company
- (ii) Bond or Policy Number: DOX G21661612 010
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $10,000,000
  Aggregate Limit of Liability $10,000,000

(C) Excess Bond or Policy:
- (i) Insurer: Everest National Insurance Company
- (ii) Bond or Policy Number: FL5EE00035-151
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $10,000,000
  Aggregate Limit of Liability $10,000,000

(D) Excess Bond or Policy:
- (i) Insurer: ICI Mutual Insurance Company
- (ii) Bond or Policy Number: 87153315B
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $15,000,000
  Aggregate Limit of Liability $15,000,000

(E) Excess Bond or Policy:
- (i) Insurer: Allied World Assurance Company, AG
- (ii) Bond or Policy Number: C014840/005
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $15,000,000
  Aggregate Limit of Liability $15,000,000

(F) Excess Bond or Policy:
- (i) Insurer: St. Paul Mercury Insurance Company
- (ii) Bond or Policy Number: 15P29308-15
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $10,000,000
  Aggregate Limit of Liability $10,000,000

(G) Excess Bond or Policy:
- (i) Insurer: Continental Insurance Company
- (ii) Bond or Policy Number: 287042220
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $10,000,000
  Aggregate Limit of Liability $10,000,000

(H) Excess Bond or Policy:
- (i) Insurer: Starr Indemnity and Liability Company
- (ii) Bond or Policy Number: SISIXFL21025315
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $10,000,000 part of $15,000,000
  Aggregate Limit of Liability $10,000,000 part of $15,000,000

(I) Excess Bond or Policy:
- (i) Insurer: AXIS Insurance Company
- (ii) Bond or Policy Number: MNN 727586/01/2015
- (iii) Bond or Policy Period: July 01, 2015 to July 01, 2016
- (iv) Limit(s) of Liability
  Single Loss Limit of Liability $5,000,000 part of $15,000,000
  Aggregate Limit of Liability $5,000,000 part of $15,000,000

Item 6. Premium:

Premium	$16,450.00
Taxes, Surcharges or Fees	$0.00
Total Policy Premium	$16,450.00

ITEM 7. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
FB 71 04 10 10 XS 80 07 12 14 XL 80 23 07 02

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

IN WITNESS

XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT: REGULATORY
EXTON, PA 19341-1120
PHONE: 800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.

Joseph Tocco	Toni Ann Perkins
President	Secretary

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC and possibly the U.S. Department of State. **Please read this Policyholder Notice carefully.**

OFAC administers and enforces sanctions policy based on Presidential declarations of "national emergency". OFAC has identified and listed numerous

- Foreign agents
- Front organizations
- Terrorists
- Terrorist organizations
- Narcotics traffickers

as *Specially Designated Nationals and Blocked Persons*. This list can be found on the U.S. Department of the Treasury's web site - http//www.treas.gov/ofac.

The Secretary of the Treasury also has identified a number of entities in the insurance, petroleum, and petrochemicals industries determined to be owned or controlled by the Iranian government. Business transactions with any of these entities are expressly prohibited. These entities have been added to OFAC's list of *Financial Institutions Determined To Be Owned or Controlled by the Government of Iran*. This list can be found on the U.S. Department of the Treasury's web site – http://www.treasury.gov/resource-center/sanctions/Programs/Pages/iran.aspx, see List of CISADA and NDAA Prohibitions or Conditions

In accordance with OFAC regulations, or any applicable regulation promulgated by the U.S. Department of State, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

NOTICE TO POLICYHOLDERS

PRIVACY POLICY

The XL America, Inc. insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;
- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;

- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;

- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

FRAUD NOTICE

Arkansas	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Colorado	**It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.**
District of Columbia	**WARNING:** It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.
Florida	Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree.
Kansas	A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.
Kentucky	Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.
Louisiana	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Maine	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits.
Maryland	Any person who knowingly and willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
New Jersey	Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
New Mexico	ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES.

NOTICE TO POLICYHOLDERS

New York	**General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. **All applications for automobile insurance and all claim forms:** Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. **Fire:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy.
Ohio	Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
Oklahoma	**WARNING:** Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.
Pennsylvania	**All Commercial Insurance, Except As Provided for Automobile Insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. **Automobile Insurance:** Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000.
Puerto Rico	**Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.**

Rhode Island	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
Tennessee	**All Commercial Insurance, Except As Provided for Workers' Compensation** It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. **Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits.
Utah	**Workers' Compensation:** Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison.
Virginia	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
Washington	It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.
West Virginia	Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.
All Other States	Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties).

NOTICE TO POLICYHOLDERS

IMPORTANT INFORMATION

(Massachusetts)

In the event of a complaint, please contact us at:

XL Professional
100 Constitution Plaza, 17th Floor
Hartford CT 06103
Phone: 860-246-1863
FAX 860-246-1899

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU139610-15

Effective: July 01, 2015
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU139610-15

Effective: July 01, 2015
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, in addition to this Policy, the Insurer or an affiliated company of the Insurer (any such affiliated company being included within the term "Insurer" for the purposes of this endorsement) has also agreed to issue to the person or entity named in Item 1 of the Declarations the following policy(ies) (such policy(ies), the "Other Policy(ies)"):

Excess Mutual Funds, Policy No. ELU139606-15, issued by: XL Specialty Insurance Company

It is expressly acknowledged by the person or entity named in Item 1 of the Declarations that the premium for these policies has been negotiated with the understanding that all policies would have shared limits of liability. Therefore, in consideration of the premium charged:

(1) Any payment of loss or damages, including costs and expenses of defense, under this Policy will reduce the limit of liability available under the Other Policy(ies) for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under the Other Policy(ies).

(2) Any payment of loss or damages, including costs and expenses of defense, under the Other Policy(ies) will reduce the Limit of Liability available under this Policy for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under this Policy during the Policy Period.

(3) If the Insurer shall have paid loss or damages, including costs and expenses of defense, under this Policy and loss or damages, including costs and expenses of defense, under the Other Policy(ies) in an aggregate amount equaling $5,000,000 any and all obligations of the Insurer under this Policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Excess Bond

The insurer identified on the Declarations Page (the "Underwriter"), in consideration of an agreed premium, and in reliance upon all statements made and information furnished by the Insured to the Underwriter and to the issuers of the Underlying Coverage, and subject to the Declarations, Insuring Agreement(s), General Agreements, Conditions and Limitations and other terms, conditions and limitations hereof, agrees to indemnify the Insured for

INSURING AGREEMENT

EXCESS FOLLOW-FORM COVERAGE

Loss for which, but for the exhaustion of any applicable limit or limits of liability, coverage would have been afforded under the Underlying Coverage in ITEM 5 of the Declarations of this Excess Bond, subject, except as specifically set forth in this Excess Bond, to all of the terms, conditions and limitations of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond; provided, that under no circumstances will this Excess Bond afford coverage broader than the most restrictive coverage provided in any Underlying Coverage.

GENERAL AGREEMENTS

JOINT INSURED

(A) If multiple Insureds are covered under this Excess Bond, the first named Insured will act for all Insureds. The Underwriter's payment to the first named Insured of loss sustained by any Insured will fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this Excess Bond, the Insured next named will thereafter be considered the first named Insured. The Underwriter's liability for loss or losses sustained by all Insureds will not exceed the amount for which the Underwriter would have been liable had such loss or losses been sustained by one Insured.

CHANGE OF CONTROL – NOTICE

(B) When the Insured learns of a change in control, it must give written notice thereof to the Underwriter. As used in this General Agreement, "control" means the power to determine the management or policy of the Insured or of a controlling holding company by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of fifteen percent (15%) or more of such stock will be presumed to result in a change of control for the purpose of the required notice. Failure to give the required notice will result in termination of coverage for any loss involving a transferee, to be effective upon the date of stock transfer. The entire premium for this Excess Bond will be deemed to have been fully earned as of the effective date of any change in control of the Insured, including but not limited to the taking over of the Insured by a receiver or other liquidator or by State or Federal officials.

CONDITIONS AND LIMITATIONS

Section 1. LIMIT OF LIABILITY – NON-ACCUMULATION OF LIABILITY

(A) The Underwriter's total liability under this Excess Bond for all loss, regardless of when paid, will not exceed the Aggregate Limit of Liability in ITEM 3 of the Declarations of this Excess Bond. The Aggregate Limit of Liability will be reduced by the amount of any payment made under this Excess Bond. Upon exhaustion of the Aggregate Limit of Liability by such payments, the Underwriter will have no further liability under this Excess Bond for loss, whether or not previously reported to the Underwriter. The Aggregate Limit of Liability will not be increased or reinstated by any recovery made and applied in accordance with Section 5 hereunder or by any portion of any Aggregate Limit of Liability under any previous Bond.

(B) Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss will not exceed the applicable Single Loss Limit of Liability in ITEM 4 of the Declarations of this Excess Bond. For purposes of this Section 1(B), Single Loss means all covered loss resulting from

(i) any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee of the Insured is implicated, or
(ii) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether or not an employee of the Insured) resulting in damage to or destruction or misplacement of property, or
(iii) all acts or omissions other than those specified in (i) and (ii) preceding, caused by any person (whether or not an employee of the Insured) or in which such person is implicated, or
(iv) any one casualty or event not specified in (i), (ii) or (iii) preceding;

unless such term is defined differently in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, in which case Single Loss will have the meaning set forth in such bond.

(C) Neither the Aggregate Limit of Liability nor the Single Loss Limit of Liability will be cumulative in amount from Bond Period to Bond Period regardless of the number of years this Excess Bond may be in force, the number of times this Excess Bond may be renewed or the number of Bond Periods in which the acts giving rise to any loss occurred or were committed.

Section 2. EXHAUSTION OF UNDERLYING COVERAGE

(A) The Underwriter will be liable to pay loss only if and when the total amount of the limit of liability applicable to such loss under the Underlying Coverage has been exhausted solely by the actual payment of loss under the Underlying Coverage.

(B) In the event that the limit of liability applicable to any loss under the Underlying Coverage has been reduced, but not exhausted, solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will pay covered loss which is excess of the reduced total amount of the limit of liability applicable to such loss under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond.

(C) In the event of the exhaustion of the limit of liability applicable to any loss under the Underlying Coverage solely by the actual payment of loss under the Underlying Coverage, this Excess Bond will continue in force as primary insurance in respect of any subsequent loss which, but for such exhaustion, would have been covered under the Underlying Coverage, subject always to the Single Loss Limit of Liability and the remaining Aggregate Limit of Liability of this Excess Bond; provided, always, that this Excess Bond will pay only such loss which is excess over any retention or deductible that would have been applicable under the Underlying Coverage.

Section 3. MAINTENANCE OF UNDERLYING COVERAGE

(A) The Insured must maintain the Underlying Coverage in full force and effect during the Bond Period, except for any reduction or exhaustion of any limit or limits of liability solely by the actual payment of loss. If for any reason the Underlying Coverage shall not have been so maintained, or if the Insured's recovery under the Underlying Coverage is restricted or unavailable as a result of the insolvency of any issuer of any Underlying Coverage, this Excess Bond will apply excess of the applicable limit or limits of liability of the Underlying Coverage, plus any applicable retention or deductible, as if the Underlying Coverage had been maintained in full force and effect.

(B) The Insured must notify the Underwriter in writing of any change or alteration of or amendment to the Underlying Coverage. This Excess Bond will not follow form of or be subject to any such change, alteration or amendment unless the Underwriter has so agreed by written endorsement to this Excess Bond and has received any additional premium that the Underwriter may require in connection therewith.

(C) No claim, loss or coverage subject to any sublimit of liability (other than a single loss limit of liability) under any Underlying Coverage will be considered covered loss under this Excess Bond, but the

payment of such claim, loss or coverage under the Underlying Coverage will be recognized, to the extent of such payment, as reducing or exhausting the applicable limit or limits of liability of the Underlying Coverage for purposes of determining when coverage under this Excess Bond shall attach.

Section 4. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

(A) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, give the Underwriter notice of any discovery of loss of a kind that may be covered under this Excess Bond, whether or not the amount of such loss is known or expected to be in excess of the applicable limit or limits of liability under the Underlying Coverage and whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of all correspondence between the Insured and the issuer of any Underlying Coverage regarding such loss. Notice given by the Insured to any issuer of Underlying Coverage regarding the discovery of any loss will not constitute notice of such discovery of loss for purposes of this Section 4(A).

(B) The Insured must, within the time and manner prescribed in the bond identified in ITEM 5(A) of the Declarations of this Excess Bond, file with the Underwriter a proof of loss for any loss of a kind that may be covered under this Excess Bond, whether or not the Underwriter is or may be liable therefor in whole or in part. Upon the Underwriter's request, the Insured must give the Underwriter a written statement of such loss and copies of any proof of loss provided to any issuer of any Underlying Coverage and of all documents provided to or made available to any such issuer in support thereof. The filing by the Insured of a proof of loss under any Underlying Coverage will not constitute the filing of a proof of loss with the Underwriter for purposes of this Section 4(B).

(C) Legal proceedings against the Underwriter may not be brought before the expiration of any period of limitation in any Underlying Coverage applicable to the commencement of legal proceedings against any issuer of any Underlying Coverage.

(D) This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceeding may be brought hereunder by any one other than the named Insured.

(E) Notices and proofs of loss given to the Underwriter under this Excess Bond must be sent by certified mail or the equivalent to the following address:

XL Insurance Claims – 100 Constitution Plaza, 13 Floor, Hartford, CT 06103

XLprofessionalclaims@xlgroup.com

Section 5. SUBROGATION – ASSIGNMENT – RECOVERY – COOPERATION

(A) In the event of payment under this Excess Bond, the Underwriter will be subrogated to the extent of such payment to all of the Insured's rights of recovery in connection therewith against any person or entity, and the Insured will deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, titles and interests and causes of action as it has against any person or entity to the extent of such payment. The Insured must execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured may do nothing after discovery of loss to prejudice such rights or causes of action.

(B) Recoveries, whether effected by the Underwriter or by the Insured, will be applied net of the expense of such recovery, first, to the satisfaction of the Insured's loss which would otherwise have been paid under this Excess Bond but for the fact that such loss was in excess of any applicable limit of liability hereunder, second, to the Underwriter as reimbursement of amounts paid under this Excess Bond in settlement of the Insured's claim, and third, to the Insured and/or to the issuer or issuers of the Underlying Coverage, in accordance with their respective interests.

(C) Upon the Underwriter's request and at reasonable times and places designed by the Underwriter, the Insured must submit to examination by the Underwriter and subscribe to the same under oath,

produce for the Underwriter's examination all pertinent records, and cooperate with the Underwriter in all matters pertaining to any loss.

Section 6. TERMINATION OR CANCELLATION

(A) This Excess Bond terminates as an entirety upon the Insured's receipt of a written notice from the Underwriter of its desire to cancel this Excess Bond in accordance with the conditions and limitations of any Underlying Coverage, or immediately upon the Underwriter's receipt of a written notice from the Insured of its desire to cancel this Excess Bond, or immediately upon the cancellation, termination or nonrenewal of the bond identified in ITEM 5(A) of the Declarations of this Excess Bond.

(B) This Excess Bond terminates as to any employee of the Insured immediately upon the termination of any Underlying Coverage as to such employee or, if any loss shall have become covered under this Excess Bond or this Excess Bond shall have become primary insurance as to any loss, at such time that the bond identified in ITEM 5(A) of the Declarations of this Excess Bond would have terminated as to such employee had it still been in effect.

Section 7. REPRESENTATION OF INSURED

The Insured represents that the information furnished in the application for this Excess Bond, as well as all information furnished in the Insured's application or applications for the Underlying Coverage, is complete, true and correct. All such applications constitute part of this Excess Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact in any of the applications for this Excess Bond or for the Underlying Coverage or otherwise will be grounds for the rescission of this Excess Bond.

In witness whereof, the Underwriter has caused this Excess Bond to be executed on the Declarations page.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY EQUITY AND HIGH INCOME FUNDS

200 SEAPORT BLVD., MAILZONE ZW9C
BOSTON, MA 02210

Bond Number: 82047565

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2015
to 12:01 a.m. on July 1, 2016

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $50,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $5,000,000 part of $50,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 400,000 (as per the primary carrier)

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa
Bond No.:	01-421-08-60
Limit:	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss / $400,000 Aggregate
Bond Period:	July 1, 2015 – July 1, 2016

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $85,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

February 26, 2016
Date

Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82047565

Issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number: 82047565

NAME OF ASSURED: FIDELITY EQUITY AND HIGH INCOME FUNDS

SHARED AGGREGATE LIMITS ENDORSEMENT

It is agreed that in addition to this Bond, the COMPANY has issued to the ASSURED all Policies and Bonds listed below. It is expressly acknowledged by the ASSURED that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability. Therefore, in consideration of the premium charged:

1. The COMPANY and the ASSURED agreed that the COMPANY's maximum aggregate limit of liability for all **Loss** under this Bond, and for all payments of **Loss** under all Policies and Bonds listed below, in the aggregate, shall not exceed $5,000,000.

2. It is agreed that the COMPANY shall have no obligation under this Bond to make any payment of **Loss** to the extent that the amount of such **Loss**, when added to the amount of any **Loss** paid under this Bond and any **Loss** paid under any Policies and Bonds listed below, would exceed $5,000,000. Any payment of **Loss** under any Policies and Bonds listed below shall reduce the Limits of Liability available under this Bond for the payment of any **Loss** during the BOND PERIOD.

3. If the COMPANY shall have paid **Loss** under this Bond and **Loss** under any Policies and Bonds listed below in an aggregate amount equaling $5,000,000, any and all obligations of the COMPANY under this Bond and the Policies and Bonds listed below shall be completely fulfilled and extinguished, and the COMPANY shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed below.

4. If a **Loss** is covered by this Bond and one or more of the Policies and Bonds listed below, and if more than one deductible amount applies to such **Loss**, the largest applicable deductible amount shall be the deductible amount applicable to such **Loss**.

Policy/Bond Type	Policy/Bond Number
Excess Policy	8210-5061

For the purposes of this Endorsement, **Loss** shall include **Single Loss** as defined in this Bond and any Bond or Policy listed above and **Loss** as defined in any Policy listed above.

THIS ENDORSEMENT DOES NOT INCREASE THE LIMITS OF LIABILITY, AS SET FORTH IN THE DECLARATIONS.

Name and Address of Assured:

FIDELITY EQUITY AND HIGH INCOME FUNDS

200 SEAPORT BLVD., MAILZONE ZW9C
BOSTON, MA 02210

____
Signature of Assured's Representative

____
Position/Title

____
Date

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 26, 2016

By ______________________________
Authorized Representative

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

C/O FMR LLC
BOSTON, MA 02210

Bond Number: 81906762

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2015
to 12:01 a.m. on July 1, 2016

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $50,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $5,000,000 part of $50,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 400,000 (as per the primary carrier)

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa
Bond No.:	01-421-08-60
Limit	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss / $400,000 Aggregate
Bond Period:	July 1, 2015 – July 1, 2016

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $85,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

February 26, 2016
Date

Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount.**

Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds.** Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: July 1, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 81906762

Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number: 81906762

NAME OF ASSURED: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

SHARED AGGREGATE LIMITS ENDORSEMENT

It is agreed that in addition to this Bond, the COMPANY has issued to the ASSURED all Policies and Bonds listed below. It is expressly acknowledged by the ASSURED that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability. Therefore, in consideration of the premium charged:

1. The COMPANY and the ASSURED agreed that the COMPANY's maximum aggregate limit of liability for all **Loss** under this Bond, and for all payments of **Loss** under all Policies and Bonds listed below, in the aggregate, shall not exceed $5,000,000.

2. It is agreed that the COMPANY shall have no obligation under this Bond to make any payment of **Loss** to the extent that the amount of such **Loss**, when added to the amount of any **Loss** paid under this Bond and any **Loss** paid under any Policies and Bonds listed below, would exceed $5,000,000. Any payment of **Loss** under any Policies and Bonds listed below shall reduce the Limits of Liability available under this Bond for the payment of any **Loss** during the BOND PERIOD.

3. If the COMPANY shall have paid **Loss** under this Bond and **Loss** under any Policies and Bonds listed below in an aggregate amount equaling $5,000,000, any and all obligations of the COMPANY under this Bond and the Policies and Bonds listed below shall be completely fulfilled and extinguished, and the COMPANY shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed below.

4. If a **Loss** is covered by this Bond and one or more of the Policies and Bonds listed below, and if more than one deductible amount applies to such **Loss**, the largest applicable deductible amount shall be the deductible amount applicable to such **Loss**.

Policy/Bond Type	Policy/Bond Number
Excess Policy	8212-0106

For the purposes of this Endorsement, **Loss** shall include **Single Loss** as defined in this Bond and any Bond or Policy listed above and **Loss** as defined in any Policy listed above.

THIS ENDORSEMENT DOES NOT INCREASE THE LIMITS OF LIABILITY, AS SET FORTH IN THE DECLARATIONS.

Name and Address of Assured:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

C/O FMR LLC
BOSTON, MA 02210

____
Signature of Assured's Representative

____
Position/Title

____
Date

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 26, 2016

By ____________________
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 3

Bond Number: 81906762

NAME OF ASSURED: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS
C/O FMR LLC
200 SEAPORT BLVD., MAILZONE ZW9C
BOSTON, MA 02210

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 15, 2016

By ______________________
Authorized Representative

American International Reinsurance Company, Ltd.

27 Richmond Road
Pembroke HM 08, Bermuda
Telephone Number: 441-295-7827
Facsimile Number: 441-292-8099

PREMIER EXCESS II

NOTICES: DEPENDING ON THE TERMS, CONDITIONS AND EXCLUSIONS OF THE FOLLOWED POLICY, THIS POLICY (1) MAY ONLY PROVIDE COVERAGE FOR LOSS FROM CLAIMS FIRST MADE OR FIRST MADE AND REPORTED DURING ITS POLICY PERIOD; (2) MAY HAVE ITS LIMITS OF LIABILITY REDUCED BY THE PAYMENT OF DEFENSE COSTS AND/OR CLAIMS EXPENSES; AND (3) MAY NOT IMPOSE A DUTY TO DEFEND ON THE INSURER. PLEASE READ THE FOLLOWED POLICY AND THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE PROVIDED THEREUNDER AND HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

POLICY NUMBER: 33089944

ITEM 1: **NAMED INSURED:** Fidelity Equity and High Income Funds
NAMED INSURED ADDRESS: c/o FMR LLC
200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210
U.S.A.

ITEM 2: **POLICY PERIOD**: July 1, 2015 to July 1, 2016
(12:01 a.m. Standard/Prevailing time at the address stated in Item 1)

ITEM 3: **LIMIT OF LIABILITY**: $6,000,000 Part of $50,000,000 U.S. dollars in the aggregate
EXCESS OF TOTAL UNDERLYING LIMITS OF: $100,000,000 U.S. dollars

ITEM 4: **UNDERLYING POLICIES:**

INSURER:	POLICY NUMBER:	UNDERLYING LIMIT:	POLICY PERIOD:
PRIMARY POLICY:			
National Union Fire Insurance Company Of Pittsburgh, Pa.	01-421-08-60	$15,000,000	07/01/2015 to 07/01/2016
EXCESS POLICIES:			
ACE American Insurance Company	DOX G21661612 010	$10,000,000 Excess of $15,000,000	07/01/2015 to 07/01/2016
Everest Reinsurance Company	FL5FD00012-151	$10,000,000 Excess of $25,000,000	07/01/2015 to 07/01/2016
ICI Mutual Insurance Company	87153315B	$15,000,000 Excess of $35,000,000	07/01/2015 to 07/01/2016
Allied World Assurance Company Ltd	C014840/005	$15,000,000 Excess of $50,000,00	07/01/2015 to 07/01/2016
St. Paul Mercury Insurance Company	15P29308-15	$10,000,000 Excess of $65,000,000	07/01/2015 to 07/01/2016
Continental Casualty Company	287042220	$10,000,000 Excess of $75,000,000	07/01/2015 to 07/01/2016
Quota Share Layer of $15,000,000 (*)		*Excess of $85,000,000*	
*Starr Indemnity & Liability Company	SISIXFL21025315	$10,000,000	07/01/2015 to 07/01/2016
*AXIS Insurance Company	MNN727586/01/2015	$5,000,000	07/01/2015 to 07/01/2016
FOLLOWED POLICY:			
National Union Fire Insurance Company Of Pittsburgh, Pa.	01-421-08-60	$15,000,000	07/01/2015 to 07/01/2016

ITEM 5: PREMIUM: $19,739 U.S. dollars

ITEM 6: ADDRESSES FOR ALL NOTICES UNDER THIS POLICY:

A. **Claims Address:**

Via e-mail to: fl_catexcessclaims@aig.com; or
Via Easy-Link Fax: 866.230.8517
Via mail to: AIG Property Casualty
Financial Lines Claims – Cat Excess Liability
PO Box 25947
Shawnee Mission, KS 66225

B. **Insurer Address:** 27 Richmond Road, Pembroke HM 08, Bermuda

ITEM 7: ENDORSEMENTS EFFECTIVE AT INCEPTION:

NUMBER	TITLE	FORM NUMBER
1	Economic Sanctions Endorsement	117163
2	Quota Share Participation Endorsement	103303
3	Tie-In of Limits Endorsement	Manuscript
4	Amendment to IV Rights Endorsement	Manuscript

ITEM 8: BROKER: Willis (Bermuda) Limited
BROKER ADDRESS: Wellesley House
90 Pitts Bay Road
Pembroke HM08

Authorized Representative

January 15, 2016
Date

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

PREMIER EXCESS II

In consideration of premium paid, the Insurer, the Named Insured and all insureds under this Policy (Named Insured and all insureds under this Policy are, collectively, the "Insureds") agree as follows:

I. INSURING AGREEMENT

This Policy shall provide coverage in accordance with the same terms, conditions and exclusions of the Followed Policy, as modified by and subject to the terms, conditions and exclusions of this Policy. Notwithstanding the foregoing, this Policy shall not provide coverage broader than that provided by any Underlying Policy, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in a written endorsement attached hereto.

II. LIMIT OF LIABILITY AND EROSION RECOGNITION

The Limit of Liability is the aggregate limit of the Insurer's liability for all coverage under this Policy. The Insurer's coverage obligations under this Policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments of covered loss by, on behalf of or in the place of the Underlying Insurers pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits and satisfaction of any applicable retention by reason of such payments. This Policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. Payments made under any amendatory endorsement required by any jurisdiction in the United States of America ("U.S.A.") or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. The risk of uncollectibility of any part of the Total Underlying Limits, for any reason, is expressly retained by the Insureds, and is neither insured under this Policy nor assumed by the Insurer.

III. NOTICES

Where the Followed Policy requires or permits notice to that insurer, the Insureds have the same obligations to notify, and the Insurer has the same rights to notification under this Policy, except that with respect to this Policy, any notice to the Insurer must be directed as follows: (i) for notices of claims and/or circumstances, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

IV. RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the insurer of the Followed Policy in accordance with the terms, conditions and exclusions of the Followed Policy. The Insurer shall maintain full and complete claims control as respects its portion of any claim or loss arising under this Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the Insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Insureds shall provide the Insurer with such information and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Policy.

V. RELIANCE

The Insurer has issued this Policy in reliance upon the completeness and accuracy of the applications, warranty statements, the binders for the Underlying Policies, any attachments thereto and any other information submitted, the entirety of which shall be deemed attached hereto and made a part hereof.

VI. CHANGES AND CANCELLATION

If, subsequent to the issuance of the Followed Policy, the terms, conditions or exclusions of an Underlying Policy are modified, the Insureds must notify the Insurer in writing, as soon as practicable, of such modifications. If such modifications: (i) expand the coverage of an Underlying Policy, (ii) change the policyholder name or address, or (iii) modify premium, this Policy shall not follow those changes unless the Insurer agrees to such modification in writing, which shall be at the sole discretion of the Insurer. The Named Insured agrees to pay any additional premium the Insurer may require for such modification(s). This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

VII. CHOICE OF LAW

The following shall always apply to this Policy:

A. the procedural law of the venue selected under Clause **VIII. ARBITRATION**, Sub-Clause C. 1. or C. 2., below; and
B. Clause **IX. PUNITIVE DAMAGES**, below, shall be construed and enforced solely in accordance with the laws of Bermuda.

VIII. ARBITRATION

A. It is agreed that any dispute arising out of or in connection with this Policy, including any question regarding its existence, interpretation, validity or termination, shall be referred to and fully and finally resolved solely by arbitration.
B. This Policy shall follow the terms of the Followed Policy with respect to arbitration only when said terms require the dispute to proceed either in Hamilton, Bermuda, London, England, or Toronto or Vancouver, Canada.
C. In the event the Followed Policy does not provide for arbitration in the locations set forth in Sub-Clause B., above, the arbitration shall take place in one of the following venues:
   1. Hamilton, Bermuda under the Bermuda International Conciliation and Arbitration Act 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto; or
   2. London, England or Toronto or Vancouver, Canada under the English Arbitration Act 1996, as may be amended and supplemented, which Act is deemed incorporated by reference hereto.
D. Where an Insured and the Insurer are parties to the dispute, the Insured shall make the selection referenced in Sub-Clause C., above. Where the Insurer and a party deriving rights through or asserting rights on behalf of an Insured are parties to the dispute, the Insurer shall make the selection referenced in Sub-Clause C., above.
E. The number of arbitrators shall be three (such arbitrators are, collectively, the "Arbitration Board").
F. Each party shall bear the costs of its own arbitrator. The remaining cost of arbitration shall be borne equally by the parties.
G. All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board.

IX. PUNITIVE DAMAGES

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy. However, if the coverage provision for punitive damages of any Underlying Policy is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

X. SERVICE OF SUIT AND JURISDICTION

Notwithstanding any provision of the Followed Policy or any Underlying Policy, this Policy shall not conform to the law of any jurisdiction in the U.S.A. The Insurer does not consent to the service of suit in the U.S.A. or the jurisdiction of any federal, territorial or state court in the U.S.A.

Solely for the purpose of effectuating arbitration under **Clause VIII. ARBITRATION**, above, or enforcing an award entered in such arbitration, the Insurer, at the request of the Insured, will submit to the jurisdiction of a court of competent jurisdiction within the U.S.A. and will comply with all requirements necessary to give such court jurisdiction. Nothing in this Clause **X. SERVICE OF SUIT AND JURISDICTION**, constitutes, or should be understood to constitute, a waiver of the Insurer's rights to commence a suit in any court of competent jurisdiction in the U.S.A, to remove a suit to a United States District Court, or to seek a transfer of a suit to another court as permitted by the laws of the U.S.A. or any jurisdiction in the U.S.A. It is further agreed that service of process in such suit may be made upon the Insurer's General Counsel at 175 Water Street, 18th Floor, New York, New York 10038, and that in any suit instituted against the Insurer to effectuate arbitration or enforce an award entered in such arbitration, both of which solely as provided for under **Clause VIII. ARBITRATION**, above, the Insurer will abide by the final decision of such court or of any appellate court in the event of any appeal. Further, pursuant to any statute of any jurisdiction in the U.S.A. that makes provision therefor, the Insurer hereby designates the Superintendent, Commissioner, or Director of Insurance, or other officer specified for that purpose in the statute, or his or her successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any suit instituted by the Insured within the scope of this **CLAUSE X. SERVICE OF SUIT AND JURISDICTION**, and hereby designates the above referenced General Counsel as the person to whom the said officer is authorized to mail such process or a true copy thereof.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its Authorized Representative.

Authorized Representative

ENDORSEMENT # 1

This endorsement, effective July 1, 2015 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089944 issued to Fidelity Equity and High Income Funds

by American International Reinsurance Company, Ltd.

ECONOMIC SANCTIONS ENDORSEMENT

It is hereby agreed that this Policy, Memorandum of Insurance or Certificate is amended by the addition of the following:

The Insurer, Company or Reinsurer (hereinafter "Insurer") shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 2

This endorsement, effective July 1, 2015 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No.33089944 issued to Fidelity Equity and High Income Funds

by American International Reinsurance Company, Ltd.

QUOTA SHARE PARTICIPATION ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that Item 3: Limit of Liability of the Declarations is deleted and replaced with the following:

ITEM 3. LIMIT OF LIABILITY: US$6,000,000 quota share part of US$50,000,000 excess of US$100,000,000 aggregate for all Coverages combined (including Defense Costs).

It is further understood and agreed that Section **II. TERMS AND CONDITIONS,** Clause C. FOLLOWING FORM, paragraph 2 is amended by the addition of the following:

This Policy shall pay only 12% of all covered Loss excess of US$100,000,000 subject to a maximum aggregate Limit of Liability of US$6,000,000. The obligation of American International Reinsurance Company, Ltd. to pay for Loss is several and not joint of the obligation of any other participating quota share insurer or any other insurer.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 3

This endorsement, effective July 1, 2015 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089944 issued to Fidelity Equity and High Income Funds

by American International Reinsurance Company, Ltd.

TIE-IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the combined Limits of Liability of the Insurer for all claims both under this Policy, and also under Policy No. 33089945 issued to **Fidelity Equity and High Income Funds** by **American International Reinsurance Company, Ltd.**, shall be $6,000,000.

Accordingly, the Limits of Liability for Loss under this Policy shall be reduced by Loss incurred under Policy No. 33089945 because the Limits of Liability under Policy No. 33089945 are part of and not in addition to the Limits of Liability of this Policy.

Nothing in this endorsement shall be construed to increase the Insurer's Limits of Liability set for in the Declarations page of Policy No. 33089945 which shall remain the maximum liability of the Insurer for claims under such Policy, or the Insurer's Limits of Liability under this Policy as set forth in Item 3 of the Declarations, which shall remain the maximum liability of the Insurer for claims under this Policy.

It is further understood and agreed that the Insurer shall not recognize any erosion of the Underlying Limits due to Loss paid by any Underlying Insurers under such insurer's respective Underlying Policy, as a result of the operation of this Tie-In Limits Endorsement or similar Tie-In Limits endorsement of any Underlying Insurers.

All other terms, conditions and exclusions remain unchanged.



AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 4

This endorsement, effective July 1, 2015 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089944 issued to Fidelity Equity and High Income Funds

by American International Reinsurance Company, Ltd.

AMEND SECTION IV. RIGHTS ENDORSEMENT

It is hereby understood and agreed that Section IV. RIGHTS is deleted and replaced with the following:

IV. RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the insurer of the Followed Policy in accordance with the terms, conditions and exclusions of the Followed Policy. The Insurer shall maintain full and complete claims control as respects its portion of any claim or loss arising under this Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the Insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Insureds shall provide the Insurer with such information and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Policy. However, the failure of an Insured to comply with this provision shall not impair another Insured Person's right to coverage.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

POLICYHOLDER NOTICE

In accordance with American International Reinsurance Company, Ltd's Complaint Handling Policy, if there is ever an occasion when our service does not meet your expectations please contact us using the appropriate contact details below and provide the Policy Number and the name of the Policyholder/Insured to help us address your complaint expeditiously:

Maunika J. Caines
Country Compliance Officer
AIG Bermuda
27 Richmond Road,
Pembroke HM 08
Bermuda

We will acknowledge the complaint within 2 business days of receiving it, keep you informed of progress and do our best to resolve the matter as soon as possible.

American International Reinsurance Company, Ltd.

27 Richmond Road
Pembroke HM 08, Bermuda
Telephone Number: 441-295-7827
Facsimile Number: 441-292-8099

PREMIER EXCESS II

NOTICES: DEPENDING ON THE TERMS, CONDITIONS AND EXCLUSIONS OF THE FOLLOWED POLICY, THIS POLICY (1) MAY ONLY PROVIDE COVERAGE FOR LOSS FROM CLAIMS FIRST MADE OR FIRST MADE AND REPORTED DURING ITS POLICY PERIOD; (2) MAY HAVE ITS LIMITS OF LIABILITY REDUCED BY THE PAYMENT OF DEFENSE COSTS AND/OR CLAIMS EXPENSES; AND (3) MAY NOT IMPOSE A DUTY TO DEFEND ON THE INSURER. PLEASE READ THE FOLLOWED POLICY AND THIS POLICY CAREFULLY AND DISCUSS THE COVERAGE PROVIDED THEREUNDER AND HEREUNDER WITH YOUR INSURANCE AGENT OR BROKER.

DECLARATIONS

POLICY NUMBER: 33089946

ITEM 1: **NAMED INSURED:** Fidelity Fixed Income and Asset Allocation Funds
NAMED INSURED ADDRESS: c/o FMR LLC
200 Seaport Blvd.
Mailzone ZW9C
Boston, MA 02210
U.S.A.

ITEM 2: **POLICY PERIOD:** July 1, 2015 to July 1, 2016
(12:01 a.m. Standard/Prevailing time at the address stated in Item 1)

ITEM 3: **LIMIT OF LIABILITY:** $6,000,000 Part of $50,000,000 U.S. dollars in the aggregate
EXCESS OF TOTAL UNDERLYING LIMITS OF: $100,000,000 U.S. dollars

ITEM 4: **UNDERLYING POLICIES:**

INSURER:	POLICY NUMBER:	UNDERLYING LIMIT:	POLICY PERIOD:
PRIMARY POLICY:			
National Union Fire Insurance Company Of Pittsburgh, Pa.	01-421-08-60	$15,000,000	07/01/2015 to 07/01/2016
EXCESS POLICIES:			
ACE American Insurance Company	DOX G21661612 010	$10,000,000 Excess of $15,000,000	07/01/2015 to 07/01/2016
Everest Reinsurance Company	FL5FD00012-151	$10,000,000 Excess of $25,000,000	07/01/2015 to 07/01/2016
ICI Mutual Insurance Company	87153315B	$15,000,000 Excess of $35,000,000	07/01/2015 to 07/01/2016
Allied World Assurance Company Ltd	C014840/005	$15,000,000 Excess of $50,000,00	07/01/2015 to 07/01/2016
St. Paul Mercury Insurance Company	ZBN-71M36883-15-N2	$10,000,000 Excess of $65,000,000	07/01/2015 to 07/01/2016
Continental Casualty Company	287042220	$10,000,000 Excess of $75,000,000	07/01/2015 to 07/01/2016
Quota Share Layer of $15,000,000 (*)		*Excess of $85,000,000*	
*Starr Indemnity & Liability Company	SISIXFL21025315	$10,000,000	07/01/2015 to 07/01/2016
*AXIS Insurance Company	MNN727586/01/2015	$5,000,000	07/01/2015 to 07/01/2016
FOLLOWED POLICY:			
National Union Fire Insurance Company Of Pittsburgh, Pa.	01-421-08-60	$15,000,000	07/01/2015 to 07/01/2016

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ITEM 5: **PREMIUM:** $19,739 U.S. dollars

ITEM 6: **ADDRESSES FOR ALL NOTICES UNDER THIS POLICY:**

A. **Claims Address:**

Via e-mail to:	fl_catexcessclaims@aig.com; or
Via Easy-Link Fax:	866.230.8517
Via mail to:	AIG Property Casualty Financial Lines Claims – Cat Excess Liability PO Box 25947 Shawnee Mission, KS 66225

B. **Insurer Address:** 27 Richmond Road, Pembroke HM 08, Bermuda

ITEM 7: **ENDORSEMENTS EFFECTIVE AT INCEPTION:**

NUMBER	TITLE	FORM NUMBER
1	Economic Sanctions Endorsement	117163
2	Quota Share Participation Endorsement	103303
3	Tie-In of Limits Endorsement	Manuscript
4	Amendment to IV Rights Endorsement	Manuscript

ITEM 8: **BROKER:** Willis (Bermuda) Limited
BROKER ADDRESS: Wellesley House
90 Pitts Bay Road
Pembroke HM08

Authorized Representative

January 15, 2016
Date

PREMIER EXCESS II

In consideration of premium paid, the Insurer, the Named Insured and all insureds under this Policy (Named Insured and all insureds under this Policy are, collectively, the "Insureds") agree as follows:

I. INSURING AGREEMENT

This Policy shall provide coverage in accordance with the same terms, conditions and exclusions of the Followed Policy, as modified by and subject to the terms, conditions and exclusions of this Policy. Notwithstanding the foregoing, this Policy shall not provide coverage broader than that provided by any Underlying Policy, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to herein or in a written endorsement attached hereto.

II. LIMIT OF LIABILITY AND EROSION RECOGNITION

The Limit of Liability is the aggregate limit of the Insurer's liability for all coverage under this Policy. The Insurer's coverage obligations under this Policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments of covered loss by, on behalf of or in the place of the Underlying Insurers pursuant to the terms and conditions of the Underlying Policies. This Policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits and satisfaction of any applicable retention by reason of such payments. This Policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payment of covered loss by others pursuant to the terms and conditions of the Underlying Policy. Payments made under any amendatory endorsement required by any jurisdiction in the United States of America ("U.S.A.") or sub-limit of liability shall be deemed to apply toward exhaustion of the limits of liability of the Underlying Policies, but this Policy shall not follow such amendatory endorsement or sub-limit of liability. The risk of uncollectibility of any part of the Total Underlying Limits, for any reason, is expressly retained by the Insureds, and is neither insured under this Policy nor assumed by the Insurer.

III. NOTICES

Where the Followed Policy requires or permits notice to that insurer, the Insureds have the same obligations to notify, and the Insurer has the same rights to notification under this Policy, except that with respect to this Policy, any notice to the Insurer must be directed as follows: (i) for notices of claims and/or circumstances, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

IV. RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the insurer of the Followed Policy in accordance with the terms, conditions and exclusions of the Followed Policy. The Insurer shall maintain full and complete claims control as respects its portion of any claim or loss arising under this Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the Insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Insureds shall provide the Insurer with such information and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Policy.

V. RELIANCE

The Insurer has issued this Policy in reliance upon the completeness and accuracy of the applications, warranty statements, the binders for the Underlying Policies, any attachments thereto and any other information submitted, the entirety of which shall be deemed attached hereto and made a part hereof.

VI. CHANGES AND CANCELLATION

If, subsequent to the issuance of the Followed Policy, the terms, conditions or exclusions of an Underlying Policy are modified, the Insureds must notify the Insurer in writing, as soon as practicable, of such modifications. If such modifications: (i) expand the coverage of an Underlying Policy, (ii) change the policyholder name or address, or (iii) modify premium, this Policy shall not follow those changes unless the Insurer agrees to such modification in writing, which shall be at the sole discretion of the Insurer. The Named Insured agrees to pay any additional premium the Insurer may require for such modification(s). This Policy shall follow the cancellation terms of the Followed Policy except that in the event the Insurer cancels this Policy for non-payment of premium, this Policy shall be void as of the inception date of the Policy Period.

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

VII. CHOICE OF LAW

The following shall always apply to this Policy:

A. the procedural law of the venue selected under Clause **VIII. ARBITRATION**, Sub-Clause C. 1. or C. 2., below; and
B. Clause **IX. PUNITIVE DAMAGES**, below, shall be construed and enforced solely in accordance with the laws of Bermuda.

VIII. ARBITRATION

A. It is agreed that any dispute arising out of or in connection with this Policy, including any question regarding its existence, interpretation, validity or termination, shall be referred to and fully and finally resolved solely by arbitration.
B. This Policy shall follow the terms of the Followed Policy with respect to arbitration only when said terms require the dispute to proceed either in Hamilton, Bermuda, London, England, or Toronto or Vancouver, Canada.
C. In the event the Followed Policy does not provide for arbitration in the locations set forth in Sub-Clause B., above, the arbitration shall take place in one of the following venues:
   1. Hamilton, Bermuda under the Bermuda International Conciliation and Arbitration Act 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, which Act is deemed incorporated by reference hereto; or
   2. London, England or Toronto or Vancouver, Canada under the English Arbitration Act 1996, as may be amended and supplemented, which Act is deemed incorporated by reference hereto.
D. Where an Insured and the Insurer are parties to the dispute, the Insured shall make the selection referenced in Sub-Clause C., above. Where the Insurer and a party deriving rights through or asserting rights on behalf of an Insured are parties to the dispute, the Insurer shall make the selection referenced in Sub-Clause C., above.
E. The number of arbitrators shall be three (such arbitrators are, collectively, the "Arbitration Board").
F. Each party shall bear the costs of its own arbitrator. The remaining cost of arbitration shall be borne equally by the parties.
G. All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board.

IX. PUNITIVE DAMAGES

This Policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Policy. However, if the coverage provision for punitive damages of any Underlying Policy is solely contingent on the insurability of such damages under applicable law, then this Policy shall provide coverage for punitive damages.

X. SERVICE OF SUIT AND JURISDICTION

Notwithstanding any provision of the Followed Policy or any Underlying Policy, this Policy shall not conform to the law of any jurisdiction in the U.S.A. The Insurer does not consent to the service of suit in the U.S.A. or the jurisdiction of any federal, territorial or state court in the U.S.A.

Solely for the purpose of effectuating arbitration under **Clause VIII. ARBITRATION**, above, or enforcing an award entered in such arbitration, the Insurer, at the request of the Insured, will submit to the jurisdiction of a court of competent jurisdiction within the U.S.A. and will comply with all requirements necessary to give such court jurisdiction. Nothing in this Clause **X. SERVICE OF SUIT AND JURISDICTION**, constitutes, or should be understood to constitute, a waiver of the Insurer's rights to commence a suit in any court of competent jurisdiction in the U.S.A, to remove a suit to a United States District Court, or to seek a transfer of a suit to another court as permitted by the laws of the U.S.A. or any jurisdiction in the U.S.A. It is further agreed that service of process in such suit may be made upon the Insurer's General Counsel at 175 Water Street, 18th Floor, New York, New York 10038, and that in any suit instituted against the Insurer to effectuate arbitration or enforce an award entered in such arbitration, both of which solely as provided for under **Clause VIII. ARBITRATION**, above, the Insurer will abide by the final decision of such court or of any appellate court in the event of any appeal. Further, pursuant to any statute of any jurisdiction in the U.S.A. that makes provision therefor, the Insurer hereby designates the Superintendent, Commissioner, or Director of Insurance, or other officer specified for that purpose in the statute, or his or her successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any suit instituted by the Insured within the scope of this **CLAUSE X. SERVICE OF SUIT AND JURISDICTION**, and hereby designates the above referenced General Counsel as the person to whom the said officer is authorized to mail such process or a true copy thereof.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its Authorized Representative.

Authorized Representative

ENDORSEMENT # 1

This endorsement, effective July 1, 2015 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089946 issued to Fidelity Fixed Income and Asset Allocation Funds

by American International Reinsurance Company, Ltd.

ECONOMIC SANCTIONS ENDORSEMENT

It is hereby agreed that this Policy, Memorandum of Insurance or Certificate is amended by the addition of the following:

The Insurer, Company or Reinsurer (hereinafter "Insurer") shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 2

This endorsement, effective July 1, 2015 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No.33089946 issued to Fidelity Fixed Income and Asset Allocation Funds

by American International Reinsurance Company, Ltd.

QUOTA SHARE PARTICIPATION ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that Item 3: Limit of Liability of the Declarations is deleted and replaced with the following:

ITEM 3. LIMIT OF LIABILITY: US$6,000,000 quota share part of US$50,000,000 excess of US$100,000,000 aggregate for all Coverages combined (including Defense Costs).

It is further understood and agreed that Section **II. TERMS AND CONDITIONS,** Clause C. FOLLOWING FORM, paragraph 2 is amended by the addition of the following:

This Policy shall pay only 12% of all covered Loss excess of US$100,000,000 subject to a maximum aggregate Limit of Liability of US$6,000,000. The obligation of American International Reinsurance Company, Ltd. to pay for Loss is several and not joint of the obligation of any other participating quota share insurer or any other insurer.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 3

This endorsement, effective July 1, 2015 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089946 issued to Fidelity Fixed Income and Asset Allocation Funds

by American International Reinsurance Company, Ltd.

TIE-IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the combined Limits of Liability of the Insurer for all claims both under this Policy, and also under Policy No. 33089947 issued to **Fidelity Fixed Income and Asset Allocation Funds** by **American International Reinsurance Company, Ltd.**, shall be $6,000,000.

Accordingly, the Limits of Liability for Loss under this Policy shall be reduced by Loss incurred under Policy No. 33089947 because the Limits of Liability under Policy No. 33089947 are part of and not in addition to the Limits of Liability of this Policy.

Nothing in this endorsement shall be construed to increase the Insurer's Limits of Liability set for in the Declarations page of Policy No. 33089947 which shall remain the maximum liability of the Insurer for claims under such Policy, or the Insurer's Limits of Liability under this Policy as set forth in Item 3 of the Declarations, which shall remain the maximum liability of the Insurer for claims under this Policy.

It is further understood and agreed that the Insurer shall not recognize any erosion of the Underlying Limits due to Loss paid by any Underlying Insurers under such insurer's respective Underlying Policy, as a result of the operation of this Tie-In Limits Endorsement or similar Tie-In Limits endorsement of any Underlying Insurers.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

ENDORSEMENT # 4

This endorsement, effective July 1, 2015 (at 12:01 a.m. Prevailing Time at the address shown in Item 1 of the Declarations)

forms a part of Policy No. 33089946 issued to Fidelity Fixed Income and Asset Allocation Funds

by American International Reinsurance Company, Ltd.

AMEND SECTION IV. RIGHTS ENDORSEMENT

It is hereby understood and agreed that Section IV. RIGHTS is deleted and replaced with the following:

IV. RIGHTS

The Insurer shall have the same rights, privileges and protections afforded to the insurer of the Followed Policy in accordance with the terms, conditions and exclusions of the Followed Policy. The Insurer shall maintain full and complete claims control as respects its portion of any claim or loss arising under this Policy. The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the Insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Insureds shall provide the Insurer with such information and cooperation as the Insurer may reasonably request and shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Policy. However, the failure of an Insured to comply with this provision shall not impair another Insured Person's right to coverage.

All other terms, conditions and exclusions remain unchanged.

AUTHORIZED REPRESENTATIVE

AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD.
27 Richmond Road
Pembroke, HM08
Bermuda

HOUSTON CASUALTY COMPANY
Houston, Texas

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MG-15-A12440 RENEWAL OF: 24-MG-14-A12016

ITEM 1. **INSURED:** Fidelity Equity and High Income Funds
C/O FMR LLC
200 Seaport Blvd, MailZone ZW9C
Boston, MA 02210

ITEM 2. **POLICY PERIOD:**
(a) Inception Date: 7/1/2015
(b) Expiration Date: 7/1/2016
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES):**
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE:**

Position	Insurer	Policy Number	Limit
	SEE SCHEDULE OF UNDERLYING INSURANCE		

ITEM 5. **PREMIUM:** $26,319.00

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO:**

Street Address:	Facsimile Number:	E-mail Address:
HCC Global Financial Products, LLC 8 Forest Park Drive Farmington, CT 06032 Attn: Claims Manager	(860) 676-1737	usclaims@hccglobal.com

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE:**994-917 994-911 994-915 994-980 994-9036 994-9037 994-9094 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary President Authorized Representative

Date: September 28, 2015

HC-993 (04/2002)

ENDORSEMENT NUMBER: 1

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Policy No. 24-MG-15-A12440, issued to Fidelity Equity and High Income Funds by Houston Casualty Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of Underlying Insurance on the Declarations page is amended to read as follows:

Position	Insurer	Policy Number	Limit of Liability
Primary	National Union Fire Insurance Company of Pittsburgh, Pa.	01-421-08-60	$15,000,000
1st Excess	ACE American Insurance Company	DOX G21661612 010	$10,000,000
2nd Excess	Everest Reinsurance Company	C014840/005	$10,000,000
3rd Excess	ICI Mutual Insurance Company	87153315B	$15,000,000
4th Excess	Allied World Assurance Company, AG	C014840/005	$15,000,000
5th Excess	St. Paul Mercury Insurance Company	15P29308-15	$10,000,000
6th Excess	Continental Casualty Company	287042220	$10,000,000
7th Excess	Starr Indemnity & Liability Company	SISIXFL21025315	$10,000,000 p/o $15,000,000
Quota Share	AXIS Insurance Company	MNN727586/01/2015	$ 5,000,000 p/o $15,000,000

Schedule of Quota Share Participants
Aggregate Limit for all quota share participants: $50,000,000

	Insurer	Policy Limits	Policy Number
1st Participant	XL Specialty Insurance Company	$ 5,000,000	ELU139633-15
2nd Participant	Federal Insurance Company	$ 5,000,000	82047565
3rd Participant	Freedom Specialty Insurance Company	$10,000,000	XMF1500060
4th Participant	Lloyd's of London	$ 6,000,000	B080113016P15
5th Participant	Hartford Fire Insurance Company	$10,000,000	08 FI 0252161-15
6th Participant	American International Reinsurance Company, Ltd.	$ 6,000,000	33089944

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 2

TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)

To be attached to and made a part of Policy No. 24-MG-15-A12440, issued to Fidelity Equity and High Income Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MG-15-A12439 issued by the Insurer (or an affiliate of the Insurer).

(2) Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $8,000,000. Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3) Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 3

SERVICE OF SUIT

To be attached to and made a part of Policy No. 24-MG-15-A12440, issued to Fidelity Equity and High Income Funds by Houston Casualty Company.

In consideration of the premium charged it is hereby agreed and understood that pursuant to any statute of any state, territory or district of the United States which makes provision therefore, the Insurer hereby designates the Commissioner Superintendent, or Director of Insurance or other officer specified for that purpose in the statute, and his successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted in any court of competent jurisdiction by or on behalf of the **Insured** or any beneficiary hereunder arising out of this contract of insurance, and hereby designates The Claims Manager, HCC Global Financial Products, LLC, 8 Forest Park Drive, Farmington, CT 06032, as the entity to whom said officer is authorized to mail such process or a true copy thereof.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 4

AMEND SETTLEMENT PROVISION

To be attached to and made a part of Policy No. 24-MG-15-A12440, issued to Fidelity Equity and High Income Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________________

Attorney-in-Fact

ENDORSEMENT NUMBER: 5

DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE) AND AMEND SECTION IX (POLICY TERMINATION)

To be attached to and made a part of Policy No. 24-MG-15-A12440, issued to Fidelity Equity and High Income Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that:

(1) Section II.B of the Policy is deleted in its entirety. However, nothing in this endorsement is intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to give the Insurer written notice as soon as practicable of any cancellation of **Underlying Insurance**. Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been had the policy of **Underlying Insurance** not been cancelled.

(2) The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and replaced with the following:

> The Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

(3) The following paragraph is added to Section IX:

> This Policy is non-cancelable by the Insurer except for non-payment of premium. The Insurer may cancel this Policy for non-payment of premium by sending not less than [number] days notice of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:____________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 6

AMEND NOTICE PROVISION (E-MAIL)

To be attached to and made a part of Policy No. 24-MG-15-A12440, issued to Fidelity Equity and High Income Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that the following Section VIII.C is added to the Policy (under NOTICES):

C. Any written notice to the Insurer required pursuant to Section VIII.A or VIII.B above may also be sent by e-mail to usclaims@hcc-global.com. In such event, the date of the Insurer's receipt of such e-mail shall constitute the date of notice.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:________________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 7

TREATMENT OF PAYMENTS AS
REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MG-15-A12440, issued to Fideltiy Equity and High Income Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement:

(a) **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

(b) **Loss** shall have the meaning ascribed to such term in the **Primary Policy**.

(2) Notwithstanding anything in the Policy to the contrary:

(a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay **Loss** under such policy of **Underlying Insurance**, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

(b) If an issuer of a policy of **Underlying Insurance** fails to pay **Loss** under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

(i) promptly notify the Insurer that the **Insureds**, an **A-Side Carrier** or any other entity intends to make such payment; and

(ii) advise the Insurer of the total amount of **Loss** that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective Date of this endorsement:

By:______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 8

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

To be attached to and made a part of Policy No. 24-MG-15-A12440, issued to Fidelity Equity and High Income Funds by Houston Casualty Company.

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act, as amended in 2015 (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of State of the United States and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:______________________________
Attorney-in-Fact

HOUSTON CASUALTY COMPANY

Excess Indemnity Policy

HCC

HCC Global
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900 facsimile 860 676 1737

HOUSTON CASUALTY COMPANY

EXCESS INDEMNITY POLICY

This is a claims made policy. Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II. PRIMARY AND UNDERLYING INSURANCE

A. Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B. Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C. Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III. DEFINITIONS

A. **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B. **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C. **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

D. **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV. LIMITS OF LIABILITY

A. The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

B. In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

C. In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI. CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII. SUBROGATION AND RECOVERIES

A. In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

B. Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII. NOTICES

A. If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

B. The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

1. the cancellation of any **Underlying Insurance**, or

2. any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX. POLICY TERMINATION

A. This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

B. The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X. CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI. AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII. NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary

Michael L. Schell

President

HOUSTON CASUALTY COMPANY
Houston, Texas

THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.

DECLARATIONS

EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MG-15-A12442 RENEWAL OF: 24-MG-14-A12015

ITEM 1. **INSURED:** Fidelity Fixed Income and Asset Allocation Funds
C/O FMR LLC
200 Seaport Blvd, MailZone ZW9C
Boston, MA 02210

ITEM 2. **POLICY PERIOD:**
(a) Inception Date: 7/1/2015
(b) Expiration Date: 7/1/2016
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES):**
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE:**

Position	Insurer	Policy Number	Limit
	SEE SCHEDULE OF UNDERLYING INSURANCE		

ITEM 5. **PREMIUM:** $26,319.00

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO:**

Street Address:	Facsimile Number:	E-mail Address:
HCC Global Financial Products, LLC 8 Forest Park Drive Farmington, CT 06032 Attn: Claims Manager	(860) 676-1737	usclaims@hccglobal.com

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE:**994-917 994-911 994-915 994-980 994-9036 994-9037 994-9094 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary President Authorized Representative

Date: September 28, 2015

HC-993 (04/2002)

ENDORSEMENT NUMBER: 1

SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Policy No. 24-MG-15-A12442, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of Underlying Insurance on the Declarations page is amended to read as follows:

Position	Insurer	Policy Number	Limit of Liability
Primary	National Union Fire Insurance Company of Pittsburgh, Pa.	01-421-08-60	$15,000,000
1st Excess	ACE American Insurance Company	DOX G21661612 010	$10,000,000
2nd Excess	Everest Reinsurance Company	FL5FD00012-151	$10,000,000
3rd Excess	ICI Mutual Insurance Company	T87153315B	$15,000,000
4th Excess	Allied World Assurance Company, AG	C014840/005	$15,000,000
5th Excess	St. Paul Mercury Insurance Company	15P29308-15	$10,000,000
6th Excess	Continental Casualty Company	287042220	$10,000,000
7th Excess	Starr Indemnity & Liability Company	SISIXFL21025315	$10,000,000 p/o $15,000,000
7th Excess	AXIS Insurance Company	MNN727586/01/2015	$ 5,000,000 p/o $15,000,000

Schedule of Quota Share Participants
Aggregate Limit for all quota share participants: $50,000,000

	Insurer	Policy Limits	Policy Number
1st Participant	XL Specialty Insurance Company	$ 5,000,000	ELU139610-15
2nd Participant	Federal Insurance Company	$ 5,000,000	81906762
3rd Participant	Freedom Specialty Insurance Company	$10,000,000	XMF1500062
4th Participant	Lloyd's of London	$ 6,000,000	B080113012P15
5th Participant	Hartford Fire Insurance Company	$10,000,000	08 FI 0252157-15
6th Participant	American International Reinsurance Company, Ltd.	$ 6,000,000	33089946

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 2

TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)

To be attached to and made a part of Policy No. 24-MG-15-A12442, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MG-15-A12441 issued by the Insurer (or an affiliate of the Insurer).

(2) Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $8,000,000. Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3) Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 3

SERVICE OF SUIT

To be attached to and made a part of Policy No. 24-MG-15-A12442, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged it is hereby agreed and understood that pursuant to any statute of any state, territory or district of the United States which makes provision therefore, the Insurer hereby designates the Commissioner Superintendent, or Director of Insurance or other officer specified for that purpose in the statute, and his successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted in any court of competent jurisdiction by or on behalf of the **Insured** or any beneficiary hereunder arising out of this contract of insurance, and hereby designates The Claims Manager, HCC Global Financial Products, LLC, 8 Forest Park Drive, Farmington, CT 06032, as the entity to whom said officer is authorized to mail such process or a true copy thereof.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 4

AMEND SETTLEMENT PROVISION

To be attached to and made a part of Policy No. 24-MG-15-A12442, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By: ______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 5

DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE) AND AMEND SECTION IX (POLICY TERMINATION)

To be attached to and made a part of Policy No. 24-MG-15-A12442, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that:

(1) Section II.B of the Policy is deleted in its entirety. However, nothing in this endorsement is intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to give the Insurer written notice as soon as practicable of any cancellation of **Underlying Insurance**. Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been had the policy of **Underlying Insurance** not been cancelled.

(2) The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and replaced with the following:

> The Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

(3) The following paragraph is added to Section IX:

> This Policy is non-cancelable by the Insurer except for non-payment of premium. The Insurer may cancel this Policy for non-payment of premium by sending not less than [number] days notice of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:______________________________

Attorney-in-Fact

ENDORSEMENT NUMBER: 6

AMEND NOTICE PROVISION (E-MAIL)

To be attached to and made a part of Policy No. 24-MG-15-A12442, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that the following Section VIII.C is added to the Policy (under NOTICES):

C. Any written notice to the Insurer required pursuant to Section VIII.A or VIII.B above may also be sent by e-mail to usclaims@hcc-global.com. In such event, the date of the Insurer's receipt of such e-mail shall constitute the date of notice.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:____________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 7

TREATMENT OF PAYMENTS AS REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MG-15-A12442, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

In consideration of the premium charged, it is agreed that:

(1) For purposes of this endorsement:

(a) **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

(b) **Loss** shall have the meaning ascribed to such term in the **Primary Policy**.

(2) Notwithstanding anything in the Policy to the contrary:

(a) If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay **Loss** under such policy of **Underlying Insurance**, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

(b) If an issuer of a policy of **Underlying Insurance** fails to pay **Loss** under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

(i) promptly notify the Insurer that the **Insureds**, an **A-Side Carrier** or any other entity intends to make such payment; and

(ii) advise the Insurer of the total amount of **Loss** that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3) In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have been if such issuer had paid its policy's full limit of liability. Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective Date of this endorsement:

By:______________________________
Attorney-in-Fact

ENDORSEMENT NUMBER: 8

POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE

To be attached to and made a part of Policy No. 24-MG-15-A12442, issued to Fidelity Fixed Income and Asset Allocation Funds by Houston Casualty Company.

Your Policy contains coverage for certain losses caused by terrorism. We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act, as amended in 2015 (hereinafter "TRIA"). TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of State of the United States and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW. UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT generally reimburses 85% through 2015; 84% beginning on January 1, 2016; 83% beginning on January 1, 2017; 82% beginning on January 1, 2018; 81% beginning on January 1, 2019 and 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:______________________________

Attorney-in-Fact

HOUSTON CASUALTY COMPANY

Excess Indemnity Policy

HCC

HCC Global
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900 facsimile 860 676 1737

HOUSTON CASUALTY COMPANY

EXCESS INDEMNITY POLICY

This is a claims made policy. Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II. PRIMARY AND UNDERLYING INSURANCE

A. Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B. Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C. Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III. DEFINITIONS

A. **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B. **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C. **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

D. **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV. LIMITS OF LIABILITY

A. The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

B. In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance.**

C. In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V. SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI. CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII. SUBROGATION AND RECOVERIES

A. In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

B. Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII. NOTICES

A. If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

B. The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

1. the cancellation of any **Underlying Insurance**, or

2. any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX. POLICY TERMINATION

A. This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

B. The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X. CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI. AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII. NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary

Michael L. Schell

President

THE HARTFORD
UNIVERSAL EXCESS℠ SIMPLIFIED
DECLARATIONS

THE HARTFORD

Policy Number 08 FI 0252161-15

Producer Code, Name & Address
80347
WILLIS OF MASSACHUSETTS INC
THREE COPLEY PLACE SUITE 300
BOSTON, MA 02116

TWIN CITY FIRE INSURANCE CO.
ONE COLLEGE PARK, INDIANAPOLIS, IN
a stock insurance company, herein called the Underwriter

NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM D.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

ITEM A. Name of Insured and Address:
FIDELITY EQUITY AND HIGH INCOME FUNDS
C/O FMR LLC
200 SEAPORT BLVD.
MAIL ZONE ZW9C
BOSTON, MA 02210

ITEM B. Policy Period: From 12:01 a.m. on 7/01/15 To 12:01 a.m. on 7/01/16
(Standard Time at the address stated in Item A)

ITEM C. LIMIT OF LIABILITY: $ SEE FORM # US00H07501 Aggregate each Policy Period

ITEM D. SCHEDULE OF UNDERLYING INSURANCE:

(1) Primary Policy: FMR FUNDS CONCENTRIC CUSTOM BOND

Company: SEE FORM # US00H07501

Policy Number:

Limit of Liability: $

(2) Underlying Excess Policy(ies): SEE FORM # US00H07501

ITEM E. ADDRESS FOR CLAIMS-RELATED NOTICES:
The Hartford - Financial Products Claims Dept.
via mail: 277 Park Ave., 15th Floor
New York, New York 10172
via email: HFPClaims@thehartford.com
via fax: 917-464-6000

ITEM F. ADDRESS FOR ALL OTHER NOTICES:
The Hartford
via mail: 277 Park Ave., 15th Floor
New York, New York 10172
via email: HFPExpress@thehartford.com
via fax: 866-586-4550

ITEM G. EXTENDED REPORTING PERIOD:

(1) Additional Premium: PER PRIMARY

(2) Additional Period: PER PRIMARY

ITEM H. PREMIUM: $ 32,893.00

Thomas C. Tucker
Authorized Representative

02/24/16
Date

GU 207
(6-78)

ENDORSEMENT

This endorsement, effective on 7/01/15 at 12:01 A.M. standard time, forms a part of

Policy No. 08 FI 0252161-15 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY EQUITY AND HIGH INCOME FUNDS

André A. Napoli, President

SCHEDULE OF FORMS AND ENDORSEMENTS

	RN00N02600	05/93	IN WITNESS PAGE
1	US00H07501	09/09	EXCESS FIDELITY SCHEDULE OF UNDERLYING INSURANCE ENDORSEMENT
2	US00H04000	07/08	EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT
3	HG00H00901	07/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
4	US00H02600	07/08	EXCESS ABSOLUTE TIE-IN ENDORSEMENT
5	US00H07200	07/08	EXCESS FIDELITY ENDORSEMENT
	HR00H09300	02/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD UNIVERSAL EXCESS℠ SIMPLIFIED POLICY

In consideration of the payment of the Premium and in reliance upon any application, materials or information made available by or on behalf of the Insured(s) to the Underwriters during the application or proposal process, the Underwriters and the Insured(s) agree as follows:

I. INSURING AGREEMENT – FOLLOW FORM COVERAGE

This policy shall provide coverage in excess of the total limits of liability and any retention/deductible of the Underlying Insurance. Coverage shall follow form to the same terms, conditions, and limitations as are contained in the Primary Policy or any Underlying Excess Policy(ies) as of the inception of this policy, except as otherwise provided herein. In no event shall this policy grant broader coverage than is provided by either the Primary Policy or any one of the Underlying Excess Policy(ies).

II. UNDERLYING INSURANCE

A. *EXHAUSTION OR REDUCTION*: It is expressly agreed that liability for any Loss shall attach to the Underwriters only after either: (i) the insurer(s) of the Primary Policy and Underlying Excess Policy(ies) shall have paid the full amount of their respective liability for such Loss; or (ii) the Insured(s) shall have paid, in the applicable legal currency, any portion of such Loss that, together with any payments by such insurer(s) above, equals the limits of liability of the Underlying Insurance. The Underwriters shall then be liable to pay additional amounts of Loss up to the Limit of Liability. In the event such payments described above exhaust the Underlying Insurance but not this policy, then this policy shall continue as primary insurance, subject to its terms, conditions and limitations, and shall apply a retention/deductible as set forth in the Primary Policy to any subsequent Claim. In the event such payments described above only reduce the Underlying Insurance, then this policy shall continue as excess of the reduced Underlying Insurance. In no way shall any payments by the Insured(s) constitute a waiver of any terms, conditions or limitations of the Underlying Insurance or of this policy.

B. *SUB-LIMITS*: If the Primary Policy provides coverage that is subject to a sub-limit of liability, then this policy shall not apply to any Claim that is subject to such sub-limit. However, any such coverage shall be recognized solely for the purposes of reducing or exhausting the Underlying Insurance.

C. *MAINTENANCE*: The Insured(s) agree that the Underlying Insurance shall be maintained in full effect while this policy is in force. If the Insured(s) fail to do so, the Underwriters shall only be liable to the extent it would have been liable had the Insured(s) maintained such insurance and the Insured(s) shall be self-insured for the amount of the Underlying Insurance which is not maintained.

III. PARTICIPATION, COOPERATION, NOTICE AND CANCELLATION

The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any Claim even if the Underlying Insurance has not been exhausted. The Insured(s) shall give the Underwriters all information and cooperation as the Underwriters may reasonably require. All notices shall be given to the Underwriters at the applicable address set forth in either Item E. or Item F. of the Declarations and in accordance with all appropriate notice provisions of the Underlying Insurance. This policy may only be cancelled in accordance with the appropriate cancellation provisions of the Underlying Insurance.

IV. DEFINITIONS

1. Insured(s) shall mean those individuals and/or entities insured under the Underlying Insurance.
2. Primary Policy means the policy in Item D.(1) of the Declarations.
3. Underlying Excess Policy(ies) means the policy(ies) in Item D.(2) of the Declarations.
4. Underlying Insurance means all those policies in Item D. of the Declarations.
5. Underwriters, Premium, Policy Period and Limit of Liability shall have the meanings set forth in the Declarations.
6. All other capitalized terms shall have the meanings set forth in the Underlying Insurance.

V. EXTENDED REPORTING PERIOD

If the Insured(s) elect and are granted an extended reporting period under all of the Underlying Insurance, then the Insured(s), by meeting the following requirements, may also elect an extended reporting period under this policy. The requirements of this policy are: (i) satisfying the same conditions as set forth in the Underlying Insurance; and (ii) paying the additional premium set forth in Item G.(1) of the Declarations. Such extended reporting period shall be for the period of time set forth in Item G.(2) of the Declarations.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY

HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Lisa Levin, Secretary

Douglas Elliot, President

RN 00 N026 00 0593
ILBP 83 01 05 89 RN
08 FI 0252161-15 7/01/15

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, 07/01/14 **forms part of policy number** 08 FI 0252161-15

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY SCHEDULE OF UNDERLYING INSURANCE ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD UNIVERSAL EXCESS℠ SIMPLIFIED POLICY

It is agreed that the **DECLARATIONS** is amended as follows:

ITEM C. LIMIT OF LIABILITY is deleted and replaced with the following:

ITEM C. LIMIT OF INSURANCE:

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement B	On Premises	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement C	In Transit	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement D	Forgery or Alteration	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement E	Securities	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 p/o $50,000,000 excess of $100,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 p/o $50,000,000 excess of $100,000,000
	Automated Phone Systems	$10,000,000 p/o $50,000,000 excess of $100,000,000

	Destruction of Data or Programs by Hackers	$10,000,000 p/o $50,000,000 excess of $100,000,000
	Destruction of Data or Programs by Virus	$10,000,000 p/o $50,000,000 excess of $100,000,000

☒If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

The Company's Limit of Insurance for each coverage for which an amount is inserted above shall be in excess of all Underlying Insurance shown in the Schedule of Underlying Insurance below plus any Deductible Amount shown as applicable to the Primary Coverage.

ITEM D. SCHEDULE OF UNDERLYING INSURANCE is deleted and replaced with the following:

ITEM D. SCHEDULE OF UNDERLYING INSURANCE

Primary Coverage Carrier: National Union Fire Insurance Co. of Pittsburg, PA
Policy No.: 01-421-08-60

Coverage	Description	Limit of Insurance	Deductible
Insuring Agreement A	Fidelity	$15,000,000	$400,000 Each Loss
Insuring Agreement B	On Premises	$15,000,000	$400,000 Each Loss
Insuring Agreement C	In Transit	$15,000,000	$400,000 Each Loss
Insuring Agreement D	Forgery or Alteration	$15,000,000	$400,000 Each Loss
Insuring Agreement E	Securities	$15,000,000	$400,000 Each Loss
Insuring Agreement F	Counterfeit Currency	$15,000,000	$400,000 Each Loss
Insuring Agreement G	Uncollectible Items of Deposit	$5,000,000	$2,500 Each Loss
Insuring Agreement H	Audit Expense	$100,000	$2,500 Each Loss
Insuring Agreement I	Computer Systems	$15,000,000	$400,000 Each Loss
Insuring Agreement J	Customer Voice Initiated Transfer	$15,000,000	$400,000 Each Loss
Insuring Agreement K	Telefacsimile Transfer Fraud	$15,000,000	$400,000 Each Loss
	Stop Payment	$100,000	$2,500 Each Loss
	Unauthorized Signatures	$3,000,000	$25,000 Each Loss
	Claim Expense	$100,000	$25,000 Each Loss
	Facsimile Signature	$15,000,000	$400,000 Each Loss
	Automated Phone System	$15,000,000	$400,000 Each Loss
	Destruction of Data or Programs by Hacker	$15,000,000	$400,000 Each Loss
	Destruction of Data or Programs by Virus	$15,000,000	$400,000 Each Claim

☒If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.

Other Underlying Coverage ☐ None ☒ See Schedule Below

Excess Layer Carrier: ACE American Insurance Company
Policy No.: DOX G21661612 010

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 excess of $15,000,000
Insuring Agreement B	On Premises	$10,000,000 excess of $15,000,000
Insuring Agreement C	In Transit	$10,000,000 excess of $15,000,000

Insuring Agreement D	Forgery or Alteration	$10,000,000 excess of $15,000,000
Insuring Agreement E	Securities	$10,000,000 excess of $15,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 excess of $15,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 excess of $15,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 excess of $15,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 excess of $15,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 excess of $15,000,000
	Automated Phone Systems	$10,000,000 excess of $15,000,000
	Destruction of Data or Programs by Hackers	$10,000,000 excess of $15,000,000
	Destruction of Data or Programs by Virus	$10,000,000 excess of $15,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer Carrier: Everest Reinsurance Company
Policy No.: FL5FD00012-151

Coverage	**Description**	**Limit of Insurance**
Insuring Agreement A	Fidelity	$10,000,000 excess of $25,000,000
Insuring Agreement B	On Premises	$10,000,000 excess of $25,000,000
Insuring Agreement C	In Transit	$10,000,000 excess of $25,000,000
Insuring Agreement D	Forgery or Alteration	$10,000,000 excess of $25,000,000
Insuring Agreement E	Securities	$10,000,000 excess of $25,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 excess of $25,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 excess of $25,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 excess of $25,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 excess of $25,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 excess of $25,000,000
	Automated Phone Systems	$10,000,000 excess of $25,000,000
	Destruction of Data or Programs by Hackers	$10,000,000 excess of $25,000,000
	Destruction of Data or Programs by Virus	$10,000,000 excess of $25,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer Carrier: ICI Mutual Insurance Company
Policy No.: 87153315B

Coverage	**Description**	**Limit of Insurance**
Insuring Agreement A	Fidelity	$15,000,000 excess of $35,000,000
Insuring Agreement B	On Premises	$15,000,000 excess of $35,000,000
Insuring Agreement C	In Transit	$15,000,000 excess of $35,000,000

Insuring Agreement D	Forgery or Alteration	$15,000,000 excess of $35,000,000
Insuring Agreement E	Securities	$15,000,000 excess of $35,000,000
Insuring Agreement F	Counterfeit Currency	$15,000,000 excess of $35,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$15,000,000 excess of $35,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$15,000,000 excess of $35,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$15,000,000 excess of $35,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$15,000,000 excess of $35,000,000
	Automated Phone Systems	$15,000,000 excess of $35,000,000
	Destruction of Data or Programs by Hackers	$15,000,000 excess of $35,000,000
	Destruction of Data or Programs by Virus	$15,000,000 excess of $35,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.

Excess Layer Carrier: Allied World Assurance Company, AG
Policy No.: C014840/005

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$15,000,000 excess of $50,000,000
Insuring Agreement B	On Premises	$15,000,000 excess of $50,000,000
Insuring Agreement C	In Transit	$15,000,000 excess of $50,000,000
Insuring Agreement D	Forgery or Alteration	$15,000,000 excess of $50,000,000
Insuring Agreement E	Securities	$15,000,000 excess of $50,000,000
Insuring Agreement F	Counterfeit Currency	$15,000,000 excess of $50,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$15,000,000 excess of $50,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$15,000,000 excess of $50,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$15,000,000 excess of $50,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$15,000,000 excess of $50,000,000
	Automated Phone Systems	$15,000,000 excess of $50,000,000
	Destruction of Data or Programs by Hackers	$15,000,000 excess of $50,000,000
	Destruction of Data or Programs by Virus	$15,000,000 excess of $50,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.

Excess Layer Carrier: St. Paul Mercury Insurance Company
Policy No.: 15P29308-15

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 excess of $65,000,000
Insuring Agreement B	On Premises	$10,000,000 excess of $65,000,000
Insuring Agreement C	In Transit	$10,000,000 excess of $65,000,000

Insuring Agreement D	Forgery or Alteration	$10,000,000 excess of $65,000,000
Insuring Agreement E	Securities	$10,000,000 excess of $65,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 excess of $65,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 excess of $65,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 excess of $65,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 excess of $65,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 excess of $65,000,000
	Automated Phone Systems	$10,000,000 excess of $65,000,000
	Destruction of Data or Programs by Hackers	$10,000,000 excess of $65,000,000
	Destruction of Data or Programs by Virus	$10,000,000 excess of $65,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer Carrier: Continental Casualty Company
Policy No.: 287042220

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 excess of $75,000,000
Insuring Agreement B	On Premises	$10,000,000 excess of $75,000,000
Insuring Agreement C	In Transit	$10,000,000 excess of $75,000,000
Insuring Agreement D	Forgery or Alteration	$10,000,000 excess of $75,000,000
Insuring Agreement E	Securities	$10,000,000 excess of $75,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 excess of $75,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 excess of $75,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 excess of $75,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 excess of $75,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 excess of $75,000,000
	Automated Phone Systems	$10,000,000 excess of $75,000,000
	Destruction of Data or Programs by Hackers	$10,000,000 excess of $75,000,000
	Destruction of Data or Programs by Virus	$10,000,000 excess of $75,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer Carrier: Starr Indemnity & Liability Company (**Quota Share**)
Policy No.: SISIXFL21025315

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement B	On Premises	$10,000,000 p/o $15,000,000 excess of

		$85,000,000
Insuring Agreement C	In Transit	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement D	Forgery or Alteration	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement E	Securities	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 p/o $15,000,000 excess of $85,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 p/o $15,000,000 excess of $85,000,000
	Automated Phone Systems	$10,000,000 p/o $15,000,000 excess of $85,000,000
	Destruction of Data or Programs by Hackers	$10,000,000 p/o $15,000,000 excess of $85,000,000
	Destruction of Data or Programs by Virus	$10,000,000 p/o $15,000,000 excess of $85,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer Carrier: Axis Insurance Company (**Quota Share**)
Policy No.: MNN727586/01/2015

Coverage	**Description**	**Limit of Insurance**
Insuring Agreement A	Fidelity	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement B	On Premises	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement C	In Transit	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement D	Forgery or Alteration	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement E	Securities	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement F	Counterfeit Currency	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$5,000,000 p/o $15,000,000 excess of

		$85,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$5,000,000 p/o $15,000,000 excess of $85,000,000
	Automated Phone Systems	$5,000,000 p/o $15,000,000 excess of $85,000,000
	Destruction of Data or Programs by Hackers	$5,000,000 p/o $15,000,000 excess of $85,000,000
	Destruction of Data or Programs by Virus	$5,000,000 p/o $15,000,000 excess of $85,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $5,000,000.

ITEM F. TERMINATION OF PRIOR POLICY(IES):

The Insured by the acceptance of the Policy gives notice to the Company terminating or canceling prior bond(s) or policy(ies) No.(s) 08 FI 0252161-14 such termination or cancellation to be effective as of the time this Policy becomes effective.

ITEM G. EXTENDED REPORTING PERIOD is deleted in its entirety.

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

ENDORSEMENT 2

This endorsement, effective 12:01 am, 07/01/15 **forms part of policy number** 08 FI 0252161-15

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS C/O FMR LLC

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD UNIVERSAL EXCESS^{sm} SIMPLIFIED POLICY

1. This policy is part of a quota share participation arrangement between the Participating Insurance Company(ies) and the Insured (the "Program") which provides a $50,000,000 Limit of Liability excess of the Underlying Insurance and consists of the following:

Participating Insurer	Participating Insurance Policy No.	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
Twin City Fire Insurance Company	08 FI 0252161-15	$10,000,000	20%
Underwriters At Lloyd's, Loncon	B080113016P15	$6,000,000	12%
Houston Casualty Company	24-MG-15-A12440	$8,000,000	16%
American International Reinsurance Company, LTD	33089944	$6,000,000	12%
Freedom Specialty Insurance Co.	XMF1500060	$10,000,000	20%
XL Specialty Insurance Company	ELU139633-15	$5,000,000	10%
Federal Insurance Company	82047565	$5,000,000	10%

2. Each Participating Insurance Company shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

3. Each Participating Insurance Company shall:

   A. receive notice of any Claim submitted for coverage under the Program;
   B. make its own determination of whether Loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any Claim.

4. The liability of each Participating Insurance Company shall be several and not joint. The failure, refusal or inability of any Participating Insurance Company to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurance Company.

All other terms and conditions remain unchanged.

Neal S. Wolin, President & COO

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am, 7/01/15 forms part of policy number 08 FI 0252161-15

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. **Notice of Claim or Wrongful Act**

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail:

The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail:

The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (917) 464-6000

II. **All Other Notices**

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Product Services
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Product Services
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

ENDORSEMENT NO: 4

This endorsement, effective 12:01 am, 7/01/15 forms part of policy number 08 FI 0252161-15

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD UNIVERSAL EXCESS[sm] SIMPLIFIED POLICY

Notwithstanding the amount specified in Item C. Limit of Liability of the Declarations, it is agreed that the maximum combined Limit of Liability for this policy 08 FI 0252161-15 and policy No. 08 DC 0252127-15 shall be $ 10,000,000.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 5

This endorsement, effective 12:01 am, 7/01/15 forms part of policy number 08 FI 0252161-15

issued to: FIDELITY EQUITY AND HIGH INCOME FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD UNIVERSAL EXCESS^{sm} SIMPLIFIED POLICY

I. The Policy Declarations is amended as follows:

The **NOTICE** is deleted.

ITEM E. ADDRESS FOR CLAIMS RELATED NOTICES is deleted and replaced with the following. Hartford Financial Products Bond Claims Division, T-4, 690 Asylum Avenue, Hartford, CT 06115 [Fax # (860) 757-5835 or (860) 547-8265],

ITEM G. EXTENDED REPORTING PERIOD is deleted.

II. Section **II. UNDERLYING INSURANCE** is amended by adding the following:

Excess coverage shall only apply to those Insuring Clauses noted on the Declarations.

All references to Limits Of Liability are deleted and replaced with Limits of Insurance.

III. Section **V. EXTENDED REPORTING PERIOD** is deleted.

IV. The Policy is amended by adding the following:

In the event any Claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at: Hartford Financial Products Bond Claims Division, T-4, 690 Asylum Avenue, Hartford, CT 06115 [Fax # (860) 757-5835 or (860) 547-8265], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

All other terms and conditions remain unchanged.

David Zwiener, President

Producer Compensation Notice

THE HARTFORD

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

THE HARTFORD
UNIVERSAL EXCESS℠ SIMPLIFIED
DECLARATIONS

THE HARTFORD

Policy Number 08 FI 0252157-15

TWIN CITY FIRE INSURANCE CO.
ONE COLLEGE PARK, INDIANAPOLIS, IN
a stock insurance company, herein called the Underwriter

Producer Code, Name & Address
80347
WILLIS OF MASSACHUSETTS INC
THREE COPLEY PLACE SUITE 300
BOSTON, MA 02116

NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM D.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

ITEM A. Name of Insured and Address:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS
C/O FMR LLC
200 SEAPORT BLVD.
MAILZONE ZW9C
BOSTON, MA 02210

ITEM B. Policy Period: From 12:01 a.m. on 7/01/15 To 12:01 a.m. on 7/01/16
(Standard Time at the address stated in Item A)

ITEM C. LIMIT OF LIABILITY: $ SEE FORM # US00H07501 Aggregate each Policy Period

ITEM D. SCHEDULE OF UNDERLYING INSURANCE:

(1) Primary Policy:

Company: SEE FORM # US00H07501

Policy Number:

Limit of Liability: $

(2) Underlying Excess Policy(ies): SEE FORM # US00H07501

ITEM E. ADDRESS FOR CLAIMS-RELATED NOTICES:
The Hartford - Financial Products Claims Dept.
via mail: 277 Park Ave., 15th Floor
New York, New York 10172
via email: HFPClaims@thehartford.com
via fax: 917-464-6000

ITEM F. ADDRESS FOR ALL OTHER NOTICES:
The Hartford
via mail: 277 Park Ave., 15th Floor
New York, New York 10172
via email: HFPExpress@thehartford.com
via fax: 866-586-4550

ITEM G. EXTENDED REPORTING PERIOD:

(1) Additional Premium: SEE FORM US00H07200

(2) Additional Period: SEE FORM US00H07200

ITEM H. PREMIUM: $ 32,893.00

Thomas C. Tucker
Authorized Representative

02/16/16
Date

GU 207
(6-78)

ENDORSEMENT

This endorsement, effective on 7/01/15 at 12:01 A.M. standard time, forms a part of

Policy No. 08 FI 0252157-15 of the TWIN CITY FIRE INSURANCE CO.

Issued to FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

André A. Napoli, President

SCHEDULE OF FORMS AND ENDORSEMENTS

	RN00N02600	05/93	IN WITNESS PAGE
1	US00H07501	09/09	EXCESS FIDELITY SCHEDULE OF UNDERLYING INSURANCE ENDORSEMENT
2	HG00H00901	07/08	AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT
3	US00H02600	07/08	EXCESS ABSOLUTE TIE-IN ENDORSEMENT
4	US00H04000	07/08	EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT
5	US00H07200	07/08	EXCESS FIDELITY ENDORSEMENT
6	US00H07300	07/08	EXCESS FIDELITY - AGGREGATE LIMIT OF INSURANCE
	HR00H09300	02/07	PRODUCER COMPENSATION NOTICE

THE HARTFORD UNIVERSAL EXCESS℠ SIMPLIFIED POLICY

In consideration of the payment of the Premium and in reliance upon any application, materials or information made available by or on behalf of the Insured(s) to the Underwriters during the application or proposal process, the Underwriters and the Insured(s) agree as follows:

I. INSURING AGREEMENT – FOLLOW FORM COVERAGE

This policy shall provide coverage in excess of the total limits of liability and any retention/deductible of the Underlying Insurance. Coverage shall follow form to the same terms, conditions, and limitations as are contained in the Primary Policy or any Underlying Excess Policy(ies) as of the inception of this policy, except as otherwise provided herein. In no event shall this policy grant broader coverage than is provided by either the Primary Policy or any one of the Underlying Excess Policy(ies).

II. UNDERLYING INSURANCE

A. *EXHAUSTION OR REDUCTION*: It is expressly agreed that liability for any Loss shall attach to the Underwriters only after either: (i) the insurer(s) of the Primary Policy and Underlying Excess Policy(ies) shall have paid the full amount of their respective liability for such Loss; or (ii) the Insured(s) shall have paid, in the applicable legal currency, any portion of such Loss that, together with any payments by such insurer(s) above, equals the limits of liability of the Underlying Insurance. The Underwriters shall then be liable to pay additional amounts of Loss up to the Limit of Liability. In the event such payments described above exhaust the Underlying Insurance but not this policy, then this policy shall continue as primary insurance, subject to its terms, conditions and limitations, and shall apply a retention/deductible as set forth in the Primary Policy to any subsequent Claim. In the event such payments described above only reduce the Underlying Insurance, then this policy shall continue as excess of the reduced Underlying Insurance. In no way shall any payments by the Insured(s) constitute a waiver of any terms, conditions or limitations of the Underlying Insurance or of this policy.

B. *SUB-LIMITS*: If the Primary Policy provides coverage that is subject to a sub-limit of liability, then this policy shall not apply to any Claim that is subject to such sub-limit. However, any such coverage shall be recognized solely for the purposes of reducing or exhausting the Underlying Insurance.

C. *MAINTENANCE*: The Insured(s) agree that the Underlying Insurance shall be maintained in full effect while this policy is in force. If the Insured(s) fail to do so, the Underwriters shall only be liable to the extent it would have been liable had the Insured(s) maintained such insurance and the Insured(s) shall be self-insured for the amount of the Underlying Insurance which is not maintained.

III. PARTICIPATION, COOPERATION, NOTICE AND CANCELLATION

The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any Claim even if the Underlying Insurance has not been exhausted. The Insured(s) shall give the Underwriters all information and cooperation as the Underwriters may reasonably require. All notices shall be given to the Underwriters at the applicable address set forth in either Item E. or Item F. of the Declarations and in accordance with all appropriate notice provisions of the Underlying Insurance. This policy may only be cancelled in accordance with the appropriate cancellation provisions of the Underlying Insurance.

IV. DEFINITIONS

1. Insured(s) shall mean those individuals and/or entities insured under the Underlying Insurance.
2. Primary Policy means the policy in Item D.(1) of the Declarations.
3. Underlying Excess Policy(ies) means the policy(ies) in Item D.(2) of the Declarations.
4. Underlying Insurance means all those policies in Item D. of the Declarations.
5. Underwriters, Premium, Policy Period and Limit of Liability shall have the meanings set forth in the Declarations.
6. All other capitalized terms shall have the meanings set forth in the Underlying Insurance.

V. EXTENDED REPORTING PERIOD

If the Insured(s) elect and are granted an extended reporting period under all of the Underlying Insurance, then the Insured(s), by meeting the following requirements, may also elect an extended reporting period under this policy. The requirements of this policy are: (i) satisfying the same conditions as set forth in the Underlying Insurance; and (ii) paying the additional premium set forth in Item G.(1) of the Declarations. Such extended reporting period shall be for the period of time set forth in Item G.(2) of the Declarations.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY

HOME OFFICE - INDIANAPOLIS, INDIANA
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Lisa Levin, Secretary

Douglas Elliot, President

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am, 07/01/15 **forms part of policy number** 08 FI 0252157-15

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY SCHEDULE OF UNDERLYING INSURANCE ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD UNIVERSAL EXCESS℠ SIMPLIFIED POLICY

It is agreed that the **DECLARATIONS** is amended as follows:

ITEM C. LIMIT OF LIABILITY is deleted and replaced with the following:

ITEM C. LIMIT OF INSURANCE:

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement B	On Premises	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement C	In Transit	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement D	Forgery or Alteration	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement E	Securities	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 p/o $50,000,000 excess of $100,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 p/o $50,000,000 excess of $100,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 p/o $50,000,000 excess of $100,000,000
	Automated Phone Systems	$10,000,000 p/o $50,000,000 excess of $100,000,000

	Destruction of Data or Programs by Hackers	$10,000,000 p/o $50,000,000 excess of $100,000,000
	Destruction of Data or Programs by Virus	$10,000,000 p/o $50,000,000 excess of $100,000,000

☒If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

The Company's Limit of Insurance for each coverage for which an amount is inserted above shall be in excess of all Underlying Insurance shown in the Schedule of Underlying Insurance below plus any Deductible Amount shown as applicable to the Primary Coverage.

ITEM D. SCHEDULE OF UNDERLYING INSURANCE is deleted and replaced with the following:

ITEM D. SCHEDULE OF UNDERLYING INSURANCE

Primary Coverage Carrier: National Union Fire Insurance Co. of Pittsburg, PA
Policy No.: 01-421-08-60

Coverage	Description	Limit of Insurance	Deductible
Insuring Agreement A	Fidelity	$15,000,000	$400,000 Each Loss
Insuring Agreement B	On Premises	$15,000,000	$400,000 Each Loss
Insuring Agreement C	In Transit	$15,000,000	$400,000 Each Loss
Insuring Agreement D	Forgery or Alteration	$15,000,000	$400,000 Each Loss
Insuring Agreement E	Securities	$15,000,000	$400,000 Each Loss
Insuring Agreement F	Counterfeit Currency	$15,000,000	$400,000 Each Loss
Insuring Agreement G	Uncollectible Items of Deposit	$5,000,000	$2,500 Each Loss
Insuring Agreement H	Audit Expense	$100,000	$2,500 Each Loss
Insuring Agreement I	Computer Systems	$15,000,000	$400,000 Each Loss
Insuring Agreement J	Customer Voice Initiated Transfer	$15,000,000	$400,000 Each Loss
Insuring Agreement K	Telefacsimile Transfer Fraud	$15,000,000	$400,000 Each Loss
	Stop Payment	$100,000	$2,500 Each Loss
	Unauthorized Signatures	$3,000,000	$25,000 Each Loss
	Claim Expense	$100,000	$25,000 Each Loss
	Facsimile Signature	$15,000,000	$400,000 Each Loss
	Automated Phone System	$15,000,000	$400,000 Each Loss
	Destruction of Data or Programs by Hacker	$15,000,000	$400,000 Each Loss
	Destruction of Data or Programs by Virus	$15,000,000	$400,000 Each Loss

☒If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.

Other Underlying Coverage ☐ None ☒ See Schedule Below

Excess Layer Carrier: ACE American Insurance Company
Policy No.: DOX G21661612 010

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 excess of $15,000,000
Insuring Agreement B	On Premises	$10,000,000 excess of $15,000,000
Insuring Agreement C	In Transit	$10,000,000 excess of $15,000,000

Insuring Agreement D	Forgery or Alteration	$10,000,000 excess of $15,000,000
Insuring Agreement E	Securities	$10,000,000 excess of $15,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 excess of $15,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 excess of $15,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 excess of $15,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 excess of $15,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 excess of $15,000,000
	Automated Phone Systems	$10,000,000 excess of $15,000,000
	Destruction of Data or Programs by Hackers	$10,000,000 excess of $15,000,000
	Destruction of Data or Programs by Virus	$10,000,000 excess of $15,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer

Carrier: Everest Reinsurance Company
Policy No.: FL5FD00012-151

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 excess of $25,000,000
Insuring Agreement B	On Premises	$10,000,000 excess of $25,000,000
Insuring Agreement C	In Transit	$10,000,000 excess of $25,000,000
Insuring Agreement D	Forgery or Alteration	$10,000,000 excess of $25,000,000
Insuring Agreement E	Securities	$10,000,000 excess of $25,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 excess of $25,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 excess of $25,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 excess of $25,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 excess of $25,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 excess of $25,000,000
	Automated Phone Systems	$10,000,000 excess of $25,000,000
	Destruction of Data or Programs by Hackers	$10,000,000 excess of $25,000,000
	Destruction of Data or Programs by Virus	$10,000,000 excess of $25,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer

Carrier: ICI Mutual Insurance Company
Policy No.: 87153315B

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$15,000,000 excess of $35,000,000
Insuring Agreement B	On Premises	$15,000,000 excess of $35,000,000
Insuring Agreement C	In Transit	$15,000,000 excess of $35,000,000

Insuring Agreement D	Forgery or Alteration	$15,000,000 excess of $35,000,000
Insuring Agreement E	Securities	$15,000,000 excess of $35,000,000
Insuring Agreement F	Counterfeit Currency	$15,000,000 excess of $35,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$15,000,000 excess of $35,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$15,000,000 excess of $35,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$15,000,000 excess of $35,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$15,000,000 excess of $35,000,000
	Automated Phone Systems	$15,000,000 excess of $35,000,000
	Destruction of Data or Programs by Hackers	$15,000,000 excess of $35,000,000
	Destruction of Data or Programs by Virus	$15,000,000 excess of $35,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.

Excess Layer Carrier: Allied World Assurance Company, AG
Policy No.: C014840/005

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$15,000,000 excess of $50,000,000
Insuring Agreement B	On Premises	$15,000,000 excess of $50,000,000
Insuring Agreement C	In Transit	$15,000,000 excess of $50,000,000
Insuring Agreement D	Forgery or Alteration	$15,000,000 excess of $50,000,000
Insuring Agreement E	Securities	$15,000,000 excess of $50,000,000
Insuring Agreement F	Counterfeit Currency	$15,000,000 excess of $50,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$15,000,000 excess of $50,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$15,000,000 excess of $50,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$15,000,000 excess of $50,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$15,000,000 excess of $50,000,000
	Automated Phone Systems	$15,000,000 excess of $50,000,000
	Destruction of Data or Programs by Hackers	$15,000,000 excess of $50,000,000
	Destruction of Data or Programs by Virus	$15,000,000 excess of $50,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.

Excess Layer Carrier: St. Paul Mercury Insurance Company
Policy No.: ZBN-71M36883-15-N2

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 excess of $65,000,000
Insuring Agreement B	On Premises	$10,000,000 excess of $65,000,000
Insuring Agreement C	In Transit	$10,000,000 excess of $65,000,000

Insuring Agreement D	Forgery or Alteration	$10,000,000 excess of $65,000,000
Insuring Agreement E	Securities	$10,000,000 excess of $65,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 excess of $65,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 excess of $65,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 excess of $65,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 excess of $65,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 excess of $65,000,000
	Automated Phone Systems	$10,000,000 excess of $65,000,000
	Destruction of Data or Programs by Hackers	$10,000,000 excess of $65,000,000
	Destruction of Data or Programs by Virus	$10,000,000 excess of $65,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer Carrier: Continental Casualty Company
Policy No.: 287042220

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 excess of $75,000,000
Insuring Agreement B	On Premises	$10,000,000 excess of $75,000,000
Insuring Agreement C	In Transit	$10,000,000 excess of $75,000,000
Insuring Agreement D	Forgery or Alteration	$10,000,000 excess of $75,000,000
Insuring Agreement E	Securities	$10,000,000 excess of $75,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 excess of $75,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 excess of $75,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 excess of $75,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 excess of $75,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 excess of $75,000,000
	Automated Phone Systems	$10,000,000 excess of $75,000,000
	Destruction of Data or Programs by Hackers	$10,000,000 excess of $75,000,000
	Destruction of Data or Programs by Virus	$10,000,000 excess of $75,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer Carrier: Starr Indemnity & Liability Company (**Quota Share**)
Policy No.: SISIXFL2105315

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement B	On Premises	$10,000,000 p/o $15,000,000 excess of

		$85,000,000
Insuring Agreement C	In Transit	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement D	Forgery or Alteration	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement E	Securities	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement F	Counterfeit Currency	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$10,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement K	Telefacsimile Transfer Fraud	$10,000,000 p/o $15,000,000 excess of $85,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$10,000,000 p/o $15,000,000 excess of $85,000,000
	Automated Phone Systems	$10,000,000 p/o $15,000,000 excess of $85,000,000
	Destruction of Data or Programs by Hackers	$10,000,000 p/o $15,000,000 excess of $85,000,000
	Destruction of Data or Programs by Virus	$10,000,000 p/o $15,000,000 excess of $85,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $10,000,000.

Excess Layer

Carrier: Axis Insurance Company (**Quota Share**)
Policy No.: MNN727586/01/2015

Coverage	Description	Limit of Insurance
Insuring Agreement A	Fidelity	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement B	On Premises	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement C	In Transit	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement D	Forgery or Alteration	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement E	Securities	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement F	Counterfeit Currency	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement G	Uncollectible Items of Deposit	**NOT COVERED**
Insuring Agreement H	Audit Expenses	**NOT COVERED**
Insuring Agreement I	Computer Systems	$5,000,000 p/o $15,000,000 excess of $85,000,000
Insuring Agreement J	Customer Voice Initiated Transfers	$5,000,000 p/o $15,000,000 excess of $85,000,000

Insuring Agreement K	Telefacsimile Transfer Fraud	$5,000,000 p/o $15,000,000 excess of $85,000,000
	Stop Payment	**NOT COVERED**
	Unauthorized Signatures	**NOT COVERED**
	Claims Expense	**NOT COVERED**
	Facsimile Signature	$5,000,000 p/o $15,000,000 excess of $85,000,000
	Automated Phone Systems	$5,000,000 p/o $15,000,000 excess of $85,000,000
	Destruction of Data or Programs by Hackers	$5,000,000 p/o $15,000,000 excess of $85,000,000
	Destruction of Data or Programs by Virus	$5,000,000 p/o $15,000,000 excess of $85,000,000

☒ If this box is checked, this Policy is subject to an Aggregate Limit of Insurance each Bond or Policy Period, applicable to all Insuring Agreements of $5,000,000.

ITEM F. TERMINATION OF PRIOR POLICY(IES):

The Insured by the acceptance of the Policy gives notice to the Company terminating or canceling prior bond(s) or policy(ies) No.(s) 08 FI 0252157-14 such termination or cancellation to be effective as of the time this Policy becomes effective.

ITEM G. EXTENDED REPORTING PERIOD is deleted in its entirety.

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

ENDORSEMENT NO: 2

This endorsement, effective 12:01 am, 7/01/15 forms part of policy number 08 FI 0252157-15

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

I. Notice of Claim or Wrongful Act

A. A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail:

The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (917) 464-6000

B. Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

Via mail:

The Hartford
Claims Department
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

or

Via email: HFPClaims@thehartford.com

or

Via Facsimile: (917) 464-6000

II. All Other Notices

A. All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Product Services
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

B. With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Product Services
Hartford Financial Products
277 Park Avenue, 16th Floor
New York, New York 10172

All other terms and conditions remain unchanged.

Douglas Elliot

Douglas Elliot, President

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am, 7/01/15 **forms part of policy number** 08 FI 0252157-15

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD UNIVERSAL EXCESS[sm] SIMPLIFIED POLICY

Notwithstanding the amount specified in Item C. Limit of Liability of the Declarations, it is agreed that the maximum combined Limit of Liability for this policy 08 FI 0252157-15 and policy No. 08 DC 0252123-15 shall be $ 10,000,000 .

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 4

This endorsement, effective 12:01 am, 7/01/15 forms part of policy number 08 FI 0252157-15

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS QUOTA SHARE PARTICIPATION ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD UNIVERSAL EXCESS[sm] SIMPLIFIED POLICY

1. This policy is part of a quota share participation arrangement between the Participating Insurance Company(ies) and the Insured (the "Program") which provides a $50,000,000 Limit of Liability excess of the Underlying Insurance and consists of the following:

Participating Insurer	Participating Insurance Policy No.	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
Underwriters of Lloyd's, London	B080113012P15	6,000,000	12
Freedom Specialty Insurance Company	XMF1500062	10,000,000	20
Twin City Fire Insurance Co	08 FI 0252157-15	10,000,000	20
Houston Casualty Company (HCC)	24-MG-15-A12442	8,000,000	16
American International Reinsurance Co	33089946	6,000,000	12
Federal Insurance Company	81906762	5,000,000	10
XL Specialty Insurance Company	ELU139610-15	5,000,000	10

2. Each Participating Insurance Company shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

3. Each Participating Insurance Company shall:

   A. receive notice of any Claim submitted for coverage under the Program;

   B. make its own determination of whether Loss is covered under the Program; and

   C. elect whether to participate in the investigation, settlement or defense of any Claim.

4. The liability of each Participating Insurance Company shall be several and not joint. The failure, refusal or inability of any Participating Insurance Company to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurance Company.

All other terms and conditions remain unchanged.

Juan Andrade, President & COO

ENDORSEMENT NO: 5

This endorsement, effective 12:01 am, 7/01/15 forms part of policy number 08 FI 0252157-15

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD UNIVERSAL EXCESS[sm] SIMPLIFIED POLICY

I. The Policy Declarations is amended as follows:

The **NOTICE** is deleted.

ITEM E. ADDRESS FOR CLAIMS RELATED NOTICES is deleted and replaced with the following. Hartford Financial Products Bond Claims Division, T-4, 690 Asylum Avenue, Hartford, CT 06115 [Fax # (860) 757-5835 or (860) 547-8265],

ITEM G. EXTENDED REPORTING PERIOD is deleted.

II. Section **II. UNDERLYING INSURANCE** is amended by adding the following:

Excess coverage shall only apply to those Insuring Clauses noted on the Declarations.

All references to Limits Of Liability are deleted and replaced with Limits of Insurance.

III. Section **V. EXTENDED REPORTING PERIOD** is deleted.

IV. The Policy is amended by adding the following:

In the event any Claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at: Hartford Financial Products Bond Claims Division, T-4, 690 Asylum Avenue, Hartford, CT 06115 [Fax # (860) 757-5835 or (860) 547-8265], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

All other terms and conditions remain unchanged.

David Zwiener, President

ENDORSEMENT NO: 6

This endorsement, effective 12:01 am, 7/01/15 **forms part of policy number** 08 FI 0252157-15

issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

by: TWIN CITY FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY – AGGREGATE LIMIT OF INSURANCE (WHEN UNDERLYING INSURANCE IS PER LOSS LIMIT OF INSURANCE) ENDORSEMENT

This endorsement modifies insurance provided under the following:

THE HARTFORD UNIVERSAL EXCESS[sm] SIMPLIFIED POLICY

II. Section **II. UNDERLYING INSURANCE** is amended by adding the following:

This policy is subject to an aggregate limit of insurance regardless of whether the Primary Policy or any Underlying Excess Policy(ies) is subject to a per loss limit of insurance.

All other terms and conditions remain unchanged.

Neal S. Wolin, President & COO

THE HARTFORD

Producer Compensation Notice

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.

FREEDOM SPECIALTY
INSURANCE COMPANY®
A STOCK COMPANY
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675

EXCESS INSURANCE POLICY

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address: FIDELITY EQUITY & HIGH INCOME FUNDS
C/O FMR LLC
200 SEAPORT BLVD. MAILZONE ZW9C
BOSTON, MA 02210

Policy No.: XMF1500060
Agent No.: 20408
Renewal No.: XMF1400060

Item 2. Aggregate Limit of Liability (maximum amount payable by the **Insurer** under this Policy): $ 10,000,000
PART OF $50,000,000

Item 3. **Policy Period:**
07/01/2015 to 07/01/2016 12:01 A.M. local time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**

"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies**, as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability	Policy Period
☒	NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-421-08-60	$15,000,000	07/01/2015-07/01/2016
☐	DEDUCTIBLE/RETENTION: $400,000			
☐				
☐	SEE FORM UTF-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES			
☐				

"Underlying Limits" means the following amount: $ 100,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies**, as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $ 32,894 **Terrorism Premium:** $ INCLUDED @-0- **Total Premium:** $ 32,894

Item 6. Pending and Prior Litigation Date (in accordance with **Followed Policy,** but date may differ): N/A

Continuity Date (in accordance with **Followed Policy,** but date may differ): AS PER FOLLOWED

Item 7. Endorsements Effective at Inception:

SEE SCHEDULE OF FORMS AND ENDORSEMENTS

Item 8. Notices to **Insurer:**

Notice of Claims to:

Freedom Specialty Insurance Company
Attention: Claims Manager
7 World Trade Center, 37th Floor
250 Greenwich Street
New York, NY 10007
fsreportaclaim@freedomspecialtyins.com

Other Notices to:

Freedom Specialty Insurance Company
Attention: Claims Manager
7 World Trade Center, 37th Floor
250 Greenwich Street
New York, NY 10007
fsreportaclaim@freedomspecialtyins.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XMF1500060 Effective Date: 07/01/2015
12:01 A.M., Standard Time

Named Insured FIDELITY EQUITY & HIGH INCOME FUNDS Agent No. 20408

EXCESS LIABILITY FORMS

UTF-COVPG 7-14	Cover Page
XMF-D-2 7-10	Excess Insurance Policy Declarations
UTF-SP-2 6-11	Schedule Of Forms And Endorsements
XMF-P-2 7-10	Excess Insurance Policy
UTF-358 12-07	Schedule Of Underlying Policies

ADDITIONAL FORMS

UTF-3g 3-92	Excess Policy-Quota Share Endorsement
UTF-3g 3-92	Excess Policy-Tie-In Limits Endorsement
UTF-3g 3-92	Amend III.A.-Reduction or Exhaustion of UL Limits
UTF-3g 3-92	Amend Section IV.A-Conditions of Coverage
UTF-3g 3-92	Amend Section IV.-Conditions of Coverage

FREEDOM SPECIALTY
INSURANCE COMPANY®
A Stock Insurance Company, herein called the **Insurer**

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

A. **"DIC Insurer"** means any insurer which wrote a difference-in-conditions policy excess of this Policy that drops down to pay any amount due under the **Underlying Policies** pursuant to the difference-in-conditions provisions of such policy; provided, however, any such policy issued by such insurer shall not be considered one of the **Underlying Policies.**

B. **"Financial Insolvency"** means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) a **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies.**

B. In the event that the **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. In the event that the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the

terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF1500060 Effective Date: 07/01/2015
12:01 A.M., Standard Time

Named Insured FIDELITY EQUITY & HIGH INCOME FUNDS Agent No. 20408

Issuing Insurer	Policy Number	Limits of Liability	Attachment
1ST EXCESS: ACE AMERICAN INSURANCE COMPANY	DOX G21661612 010	$10,000,000	$15,000,000
2ND EXCESS: EVEREST REINSURANCE COMPANY	FL5FD00012-151	$10,000,000	$25,000,000
3RD EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153315D	$15,000,000	$35,000,000
4TH EXCESS: ALLIED WORLD ASSURANCE COMPANY LTD.	C014840/005	$15,000,000	$50,000,000
5TH EXCESS: ST. PAUL MERCURY INSURANCE COMPANY	15P29308-15	$10,000,000	$65,000,000
6TH EXCESS: CONTINENTAL INSURANCE COMPANY	287403901	$10,000,000	$75,000,000
7TH EXCESS: AXIS INSURANCE COMPANY	MNN727586/01/2015	$ 5,000,000 PART OF $15,000,000	$85,000,000
STARR INDEMNITY LIABILITY COMPANY	SISIXFL21025315	$10,000,000 PART OF $15,000,000	

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF1500060	07/01/2015	FIDELITY EQUITY & HIGH INCOME FUNDS	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS POLICY—QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a **$ 50,000,000 Limit of Liability** excess of the **Underlying Limits** and consists of the following:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
Freedom Specialty Insurance Company	XMF1500060	$10,000,000	20%
American International Reinsurance Company, Ltd.	033089944	$ 6,000,000	12%
XL Specialty Insurance Company	ELU139633-15	$ 5,000,000	10%
Federal Insurance Company	82047565	$ 5,000,000	10%
Twin City Fire Insurance Company	08 FI 0252161 -15	$10,000,000	20%
Houston Casualty Company	24-MG-15-A12440	$ 8,000,000	16%
Lloyd's London	B080113016P15	$ 6,000,000	12%

2. Each Participating Insurer shall be liable only for its own percentage of each covered loss, subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any claim submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any claim.
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Company** does not in any way insure or assume such risk.

All other terms and conditions of this Policy remain unchanged.

_______________________ / _______________________
AUTHORIZED REPRESENTATIVE DATE

A Nationwide® Company

UTF-3g (3-92)

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF1500060	07/01/2015	FIDELITY EQUITY & HIGH INCOME FUNDS	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS POLICY – TIE-IN LIMITS ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined Limit of Liability of $10,000,000 for all **Claims** under this Policy and all claims under policy number XMF1500059 issued by the **Company** to All Fidelity Funds Bond, including any policy that renews or replaces or succeeds in time either policy, which combined Limit of Liability shall be the maximum amount payable by the **Company** under all such policies.

All other terms and conditions of this Policy remain unchanged.

_____________________________ / _______________
AUTHORIZED REPRESENTATIVE DATE

A Nationwide® Company

UTF-3g (3-92)

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT
NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF1500060	07/01/2015	FIDELITY EQUITY & HIGH INCOME FUNDS	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND III. A. – REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

In consideration of the premium it is hereby understood and agreed:

Section **III.A** is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) a **DIC Insurer**, in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies.**

All other terms and conditions of this Policy remain unchanged.

_______________________ / _______________________
AUTHORIZED REPRESENTATIVE DATE

A Nationwide® Company

UTF-3g (3-92)

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT
NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF1500060	07/01/2015	FIDELITY EQUITY & HIGH INCOME FUNDS	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND SECTION IV. A - CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

It is agreed that:

Section IV: CONDITIONS OF COVERAGE, A. of this Policy is deleted and replaced by the following:

A. In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

______________________________ / ______________
AUTHORIZED REPRESENTATIVE DATE

A Nationwide® Company

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT NO. 5

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF1500060	07/01/2015	FIDELITY EQUITY & HIGH INCOME FUNDS	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND SECTION IV. - CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

It is agreed that:

Section IV: CONDITIONS OF COVERAGE, of this Policy is amended by adding the following:

C. In the event the a dispute arises between the **Insured** and the **Insurers** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings.

All other terms and conditions of this Policy remain unchanged.

_______________________ / _______________________
AUTHORIZED REPRESENTATIVE DATE

A Nationwide® Company

FREEDOM SPECIALTY
INSURANCE COMPANY®
A STOCK COMPANY
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675

EXCESS INSURANCE POLICY

DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO CLAIMS FIRST MADE DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

Item 1. **Named Insured &** Mailing Address: FIDELITY FIXED INCOME & ASSET ALLOCATION FUNDS C/O FMR LLC, 200 SEAPORT BLVD. MAILZONE ZW9C, BOSTON, MA 02210

Policy No.: XMF1500062
Agent No.: 20408
Renewal No.: XMF1400062

Item 2. Aggregate Limit of Liability (maximum amount payable by the **Insurer** under this Policy): $ 10,000,000 PART OF $50,000,000

Item 3. **Policy Period:**
07/01/2015 to 07/01/2016 12:01 A.M. local time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**

"Followed Policy" means the policy or coverage section identified below in the Schedule of **Underlying Policies**, as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

Followed Policy	Underlying Insurer	Underlying Policy	Limit of Liability	Policy Period
☒	NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA	01-421-08-60	$15,000,000	07/01/2015-07/01/2016
☐	DEDUCTIBLE/RETENTION: $400,000			
☐				
☐	SEE FORM UTF-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES			
☐				

"Underlying Limits" means the following amount: $ 35,000,000

"Underlying Policies" means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies**, as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $ 32,894 **Terrorism Premium:** $ INCLUDED @-0- **Total Premium:** $ 32,894

Item 6. Pending and Prior Litigation Date (in accordance with **Followed Policy**, but date may differ): N/A

Continuity Date (in accordance with **Followed Policy**, but date may differ): N/A

Item 7. Endorsements Effective at Inception:

SEE SCHEDULE OF FORMS AND ENDORSEMENTS

Item 8. Notices to **Insurer:**

Notice of Claims to:	Other Notices to:
Freedom Specialty Insurance Company Attention: Claims Manager 7 World Trade Center, 37th Floor 250 Greenwich Street New York, NY 10007 fsreportaclaim@freedomspecialtyins.com	Freedom Specialty Insurance Company Attention: Claims Manager 7 World Trade Center, 37th Floor 250 Greenwich Street New York, NY 10007 fsreportaclaim@freedomspecialtyins.com

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No. XMF1500062

Effective Date: 07/01/2015
12:01 A.M., Standard Time

Named Insured FIDELITY FIXED INCOME & ASSET ALLOCATION FUNDS

Agent No. 20408

EXCESS LIABILITY FORMS

UTF-COVPG 7-14	Cover Page
XMF-D-2 7-10	Excess Insurance Policy Declarations
UTF-SP-2 6-11	Schedule Of Forms And Endorsements
XMF-P-2 7-10	Excess Insurance Policy
UTF-358 12-07	Schedule Of Underlying Policies

ADDITIONAL FORMS

UTF-3g 3-92	Excess Policy-Amend III.A.-Reduction or
UTF-3g 3-92	Excess Policy-Quota Share Endorsement
UTF-3g 3-92	Amend Section IV.A-Conditions of Coverage
UTF-3g 3-92	Amend Section IV.-Conditions of Coverage

FREEDOM SPECIALTY
INSURANCE COMPANY®
A Stock Insurance Company, herein called the **Insurer**

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD. THE LIMIT OF LIABILITY SHALL BE REDUCED AND MAY BE EXHAUSTED BY PAYMENT OF DEFENSE COSTS.

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy**, except with respect to the premium, the limit of liability and as otherwise provided herein.

II. DEFINITIONS

A. **"DIC Insurer"** means any insurer which wrote a difference-in-conditions policy excess of this Policy that drops down to pay any amount due under the **Underlying Policies** pursuant to the difference-in-conditions provisions of such policy; provided, however, any such policy issued by such insurer shall not be considered one of the **Underlying Policies.**

B. **"Financial Insolvency"** means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured;** or

(3) a **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies.**

B. In the event that the **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

C. In the event that the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the

terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

D. This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

E. The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

IV. CONDITIONS OF COVERAGE

A. As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

B. If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

FREEDOM SPECIALTY
INSURANCE COMPANY®

SCHEDULE OF UNDERLYING POLICIES

Policy No. XMF1500062

Effective Date: 07/01/2015
12:01 A.M., Standard Time

Named Insured FIDELITY FIXED INCOME & ASSET ALLOCATION FUNDS

Agent No. 20408

Issuing Insurer	Policy Number	Limits of Liability	Attachment
1ST EXCESS: ACE AMERICAN INSURANCE COMPANY	DOX 621661612 010	$10,000,000	$15,000,000
2ND EXCESS: EVEREST REINSURANCE COMPANY	FL5FD00012-151	$10,000,000	$25,000,000
3RD EXCESS: ICI MUTUAL INSURANCE COMPANY, RRG	87153315B	$15,000,000	$35,000,000
4TH EXCESS: ALLIED WORLD ASSURANCE COMPANY LIMITED (BERMUDA)	C014840/005	$15,000,000	$50,000,000
5TH EXCESS: ST. PAUL MERCURY INSURANCE COMPANY	15P29308-15	$10,000,000	$65,000,000
6TH EXCESS: CONTINENTAL INSURANCE COMPANY	287403901	$10,000,000	$75,000,000
7TH EXCESS: AXIS INSURANCE COMPANY	MNN727586/01/2015	$ 5,000,000 PART OF $15,000,000	$85,000,000
STARR INDEMNITY & LIABILITY COMPANY	SISIXFL21025315	$10,000,000 PART OF $15,000,000	

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT
NO. 1

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF1500062	07/01/2015	FIDELITY FIXED INCOME & ASSET ALLOCATION FUNDS	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS POLICY—AMEND III.A.—REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

In consideration of the premium it is hereby understood and agreed:

Section III.A. is deleted in its entirety and replaced with the following:

A. The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of Loss under the terms of the **Underlying Policies** by any or all of the following:

(1) the **Underlying Insurers** under the **Underlying Policies;**

(2) the **Insured,** including payments made on behalf of the **Insured;** or

(3) a **DIC Insurer**, in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4) any third party.

All other terms and conditions of this Policy remain unchanged.

______________________ / ______________________
AUTHORIZED REPRESENTATIVE DATE

A Nationwide® Company

UTF-3g (3-92)

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT NO. 2

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF1500062	07/01/2015	FIDELITY FIXED INCOME & ASSET ALLOCATION FUNDS	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS POLICY—QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a **$ 50,000,000 Limit of Liability** excess of the **Underlying Limits** and consists of the following:

Participating Insurer	Participating Insurer's Policy Number	Participating Insurer's Limit of Liability	Participating Insurer's Percentage
FREEDOM SPECIALTY INSURANCE COMPANY	XMF1500062	$10,000,000	20%
AMERICAN INTERNATIONAL REINSURANCE COMPANY, LTD	033089946	$ 6,000,000	12%
XL CATLIN SPECIALTY INSURANCE COMPANY	ELU139610-15	$ 5,000,000	10%
FEDERAL INSURANCE COMPANY	81906762	$ 5,000,000	10%
TWIN CITY FIRE INSURANCE CO	08 FI 0252157 - 15	$10,000,000	20%
HOUSTON CASUALTY COMPANY	24-MG-15-A12442	$ 8,000,000	16%
LLOYDS OF LONDON	B080113012P15	$ 6,000,000	12%

2. Each Participating Insurer shall be liable only for its own percentage of each covered loss, subject to its own **Limit of Liability.**
3. Each Participating Insurer shall:
   A. receive notice of any claim submitted for coverage under the Program;
   B. make its own determination of whether loss is covered under the Program; and
   C. elect whether to participate in the investigation, settlement or defense of any claim.
4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Company** does not in any way insure or assume such risk.

All other terms and conditions of this Policy remain unchanged.

AUTHORIZED REPRESENTATIVE / DATE

A Nationwide® Company

UTF-3g (3-92)

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT NO. 3

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF1500062	07/01/2015	FIDELITY FIXED INCOME & ASSET ALLOCATION FUNDS	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND SECTION IV. A - CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

It is agreed that:

Section IV: CONDITIONS OF COVERAGE, A. of this Policy is deleted and replaced by the following:

> **A.** In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

All other terms and conditions of this Policy remain unchanged.

____________________ / ____________
AUTHORIZED REPRESENTATIVE DATE

A Nationwide® Company

FREEDOM SPECIALTY
INSURANCE COMPANY®

ENDORSEMENT
NO. 4

ATTACHED TO AND FORMING A PART OF POLICY NUMBER	ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME)	NAMED INSURED	AGENT NO.
XMF1500062	07/01/2015	FIDELITY FIXED INCOME & ALLOCATION ASSET FUNDS	20408

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND SECTION IV. - CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

It is agreed that:

Section IV: CONDITIONS OF COVERAGE, of this Policy is amended by adding the following:

C. In the event the a dispute arises between the **Insured** and the **Insurers** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings.

All other terms and conditions of this Policy remain unchanged.

_______________________ / _______________________
AUTHORIZED REPRESENTATIVE DATE

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113016P15
TYPE:	Insurance of: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by the National Union Fire Insurance Company of Pittsburgh, PA as more fully defined in the Contract Wording
INSURED:	Fidelity Equity and High Income Funds and as more fully defined in the contract wording.
PRINCIPAL ADDRESS:	FMR LLC 155 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America Mailing Address: FMR LLC 200 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America
PERIOD OF INSURANCE:	From 01 July 2015 To 01 July 2016 Both Days at 00:01 local standard time at the above address of the Insured.
INTEREST:	Excess Financial Institutions Bond insurance as further defined in the underlying primary contract issued by National Union Fire Insurance Company of Pittsburgh, PA as more fully defined in the Contract Wording.
LIMITS OF LIABILITY:	USD 6,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period

in excess of underlying contracts for
USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

RETENTION:

Primary Contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh, PA.
Policy No: 01-421-08-56

CONDITIONS:

All terms and conditions as set forth in the wording, such wording being Willis Excess Financial Lines Policy Wording as attached amended by and incorporating the following:

1. NMA 2975 (amended) Special Cancellation Clause 30/5/03, as attached.
2. LMA 5218 U.S. Terrorism Risk Insurance Act of 2002 as amended New and Renewal Business endorsement 12/01/2015 amended, as attached.
3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001, as attached.
4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60, as attached.
5. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct (13/02/64), as attached.
6. This contract contains a Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Bond Policy and Fidelity Fixed Income and Asset Allocation Professional Policy
7. Sanctions Clause, as attached.
8. Losses to be notified to Insurers via:-
   Willis Limited
   Finex Global - Claims Department
   51 Lime Street
   London EC3M 7DQ
   United Kingdom
9. IUA 09-054 Foreign Account Tax Compliance Act ("FATCA"), as attached.

Any fraudulent claims clause contained within the Contract Wording shall override any fraudulent claims clause appearing on the Contract Jacket or its Schedule. In which case, any fraudulent claims clause appearing on such Contract Jacket or its Schedule is deleted.

Nothing in this contract shall be a condition precedent or warranty unless it is expressly stated to be one in this contract.

CHOICE OF LAW AND JURISDICTION:

This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A.) as attached

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Mendes and Mount LLP
750 Seventh Avenue
New York
NY 10019-6829
United States of America.

PREMIUM:

USD 176,264 in full for 100% for the period but
USD 21,151 for the USD 6,000,000 order heron, including USD 211.51 in respect of TRIA

PREMIUM PAYMENT TERMS:

Premium Payment Condition as follows:

LSW 3001 (amended) Premium Payment Clause – 60 days, as attached due to Insurers on or before **29 August 2015**.

Willis Addendum to LSW 3001 Premium Payment Clause as attached.

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Reinsurers or their agents on the next working will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

TAXES PAYABLE BY <u>INSURED AND</u> ADMINISTERED BY <u>INSURERS</u>:

None

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:

None
30% FATCA Withholding Tax only to apply in accordance with the provisions of IUA 09-054.

RECORDING, TRANSMITTING AND STORING INFORMATION:

Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

Contract documentation to be an insurance Policy produced by Willis Limited and authorised by insurers or their agent.
XIS to sign Lloyd's Policy

Any further documentation changing this contract agreed in accordance with
the contract change provisions set out in this contract, shall form the evidence of such change

This contract is subject to US State Surplus Lines requirements. It is the responsibility of the Surplus Lines Broker
to affix a Surplus Lines Notice to the contract document before it is provided to the insured. In the event that the
Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker.

POLICY FORM:

J(a) NMA 2421 (Lloyd's)

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B0801Q13016P15

Item 1:	***Insured*:**	FIDELITY EQUITY AND HIGH INCOME FUNDS
	Principal Address:	FMR LLC 155 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
	Mailing Address:	200 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
Item 2:	***Insurer(s):***	Lloyd's Syndicates: Antares AUL 1274 and ACE AGM 2488
Item 3:	***Period of Insurance*:**	01 July 2015 to 01 July 2016 Both Days at 00:01 local standard time at the Principal address shown at Item 1 above.
Item 4:	***Limit of Liability*:**	USD 6,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)*:**	in excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary Contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh, PA. Policy No: 01-421-08-56
Item 6:	***Premium*:**	USD 176,264 in full for 100% for the period but USD 21,151 for the USD 6,000,000 order heron, including USD 211.51 in respect of TRIA

Taxes: None

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:
Willis Limited,
FINEX Global - Claims Department,
51 Lime Street,
London
EC3M 7DQ
United Kingdom.

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addressees for complaints:

(a) For ***Insurers*** who are Lloyd's Insurers:

Policyholder and Market Assistance
Lloyd's Market Services
One Lime Street
London
EC3M 7HA
United Kingdom.

Telephone: +44 (0)207 327 5693
Facsimile: +44 (0)207 327 5225
Email: Complaints@Lloyds.com

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the Insured or insurers of any Side A/Difference in Conditions **Policy** or insurers of the ***Underlying Policy(ies) shall have paid the Underlying Limit.***

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean "claim", "circumstance" or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.
"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

Loss all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of United States of America as per NMA 1998 Service of Suit Clause U.S.A. as attached.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.

In the event that the ***Insured*** remains dissatisfied it may be possible for the ***Insured's*** complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service
South Quay Plaza
183 Marsh Wall
London E14 9SR
Telephone: 0845 0801800
Email: enquiries@financial-ombudsman.org.uk
Website: www.financial-ombudsman.org.uk

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 1

This Endorsement, effective at 00.01 on 01 July 2015 forms part of Policy No. B080113016P15

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or
b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or
c) has its authority to carry on insurance business withdrawn,
d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 2

This Endorsement, effective at 00.01 on 01 July 2015 forms part of Policy No. B080113016P15

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of an additional premium of USD 211.51 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2020, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5218
12 January 2015

Form approved by Lloyd's Market Association

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 3

This Endorsement, effective at 00.01 on 01 July 2015 forms part of Policy No. B080113016P15

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 4

This Endorsement, effective at 00.01 on 01 July 2015 forms part of Policy No. B080113016P15

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by 29 August 2015.

If the premium due under this contract has not been so paid to (Re)Insurers by 29 August 2015 (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

WILLIS ADDENDUM TO PREMIUM PAYMENT CLAUSE LSW 3001

Notice of Cancellation in writing for the purposes of the Premium Payment Clause (LSW3001) shall be notice in writing to the Group's Compliance Officer at the Willis Building, 51 Lime Street, London EC3M 7DQ, and delivered by registered post or received and acknowledged personally by the Compliance Officer. The notice will only be accepted if the risk is properly identified, and includes at least the name of the Insured, the Willis slip reference number, the class of business and any other information which will enable the risk to be clearly identified. Further, for the avoidance of doubt, a notice of cancellation sent by e-mail to the Company shall not constitute notice in writing for the purposes of the application of the Premium Payment Clause (LSW3001).

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 5

This Endorsement, effective at 00.01 on 01 July 2015 forms part of Policy No. B080113016P15

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"hazardous properties" include radioactive, toxic or explosive properties; **"nuclear material"** means source material, special nuclear material or byproduct material; **"source material"**, **"special nuclear material"**, and **"byproduct material"** have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; **"spent fuel"** means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; **"waste"** means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; **"nuclear facility"** means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; **"nuclear reactor"** means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word **"injury"** or **"destruction"** includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 6

This Endorsement, effective at 00.01 on 01 July 2015 forms part of Policy No. B080113016P15

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct)
to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A., its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 7

This Endorsement, effective at 00.01 on 01 July 2015 forms part of Policy No. B080113016P15

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Mendes & Mount LLP, 750 Seventh Avenue, New York New York 10019-6829, United States of America and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

ENDORSEMENT No 8

This Endorsement, effective at 00.01 on 01 July 2015 forms part of Policy No. B080113016P15

This policy contains a Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Bond Policy and Fidelity Fixed Income and Asset Allocation Funds Professional Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged

ENDORSEMENT No 9

This Endorsement, effective at 00.01 on 01 July 2015 forms part of Policy No. B080113016P15

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

NMA LINES CLAUSE

This Insurance, being signed for 100% of 100% insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

Foreign Account Tax Compliance Act ("FATCA")

Each (Re)Insurer hereby acknowledges the requirements of Sections 1471-1474 US Internal Revenue Code of 1986, as amended, and the Treasury regulations and other guidance issued from time to time thereunder ("FATCA") and the obligation of each of them to provide to the Broker Willis Limited a valid Internal Revenue Service ("IRS") Form W8-BEN-E, W-9 or other documentation meeting the requirements of the FATCA regulations to establish they are not subject to any withholding requirement pursuant to FATCA (the "Required Documentation").

Furthermore:

a) If a (Re)Insurer becomes non-compliant with FATCA during the contract period or has not provided the Broker with the Required Documentation 14 days prior to any premium due date, the Withholding Agent (as defined in U.S. Treasury Regulation Section 1.1471-1(b)(147)) shall withhold 30% of the premium (to the extent all or a portion of that premium is subject to withholding pursuant to FATCA) due to that (Re)Insurer under this contract on that premium due date and shall promptly notify that (Re)Insurer via the Broker.

b) The withholding of premium by virtue of (a) above shall not be, and shall not be treated by the (Re)Insurer as a breach of any premium payment condition, warranty or other clause whether or not entitling the (Re)Insurer to cancel, terminate or restrict this contract, refuse, restrict or delay payment of any claim or invoke any interest, penalty or other late payment provision. The (Re)Insurer shall be liable under this contract as if no such withholding had been made.

c) The (Re)Insurer shall not recoup sums withheld under (a) above by deducting equivalent sums from any payments due to the (Re)Insured or by set off against any other sums owed by the (Re)Insurer and any general or contractual right of set-off enjoyed by the (Re)Insurer is hereby varied and qualified to that extent.

d) Where premium is withheld in error, has not yet been paid to the irs and the underwriter has been paid only the net premium following such withholding, the broker will cooperate with the (re)insurer to process the requisite refund.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

2. INFORMATION

INFORMATION:

Please see various attachments contained within E-mails from Mary Coughlin, Willis Boston, dated 29 April 2015.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's

syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: 100% of 100%

BASIS OF WRITTEN LINES: Percentage of Whole

NMA 2419 Lines Clause, as attached.

BASIS OF SIGNED LINE: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

LINE CONDITIONS: None

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ORDER HEREON: 100% of premium and limits herein

EFFECTED WITH:

100.0000%	Lloyd's Underwriters		
		83.3333%	Syndicate 1274, pseudonym AUL Ref: 300563700015
		16.6667%	Syndicate 2488, pseudonym AGM Ref: AKFH6FLL5010 AKFT6FLL5010
100.0000%			

Yours faithfully
Willis Limited

Authorised Signatory
FINEX Global

Yours faithfully
Willis Limited

Authorised Signatory
FINEX Global

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

1. RISK DETAILS

UNIQUE MARKET REFERENCE:	B080113012P15
TYPE:	Insurance of: Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by the National Union Fire Insurance Company of Pittsburgh and as more fully defined in the contract wording.
INSURED:	Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.
PRINCIPAL ADDRESS:	FMR LLC 155 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America Mailing Address: FMR LLC 200 Seaport Blvd., ZW9C. Boston, Massachusetts 02210, United States of America
PERIOD OF INSURANCE:	From 1 July 2015 To 1 July 2016 Both Days at 00:01 local standard time at the above address of the Insured.
INTEREST:	Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by by National Union Fire Insurance Company of Pittsburgh, PA.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

LIMIT OF LIABILITY:	USD 6,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period in excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
RETENTION:	Primary Contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh, PA. Policy No: 01-421-08-56
TERRITORIAL LIMITS:	As per Primary Contract Wording

CONDITIONS:

All terms and conditions as set forth in the wording, such wording being:- Willis Excess Financial Lines Policy Wording as attached amended by and incorporating the following:

1. NMA 2975 (amended) Special Cancellation Clause 30/5/03, as attached.
2. LMA 5218 U.S. Terrorism Risk Insurance Act of 2002 As Amended New And Renewal Business endorsement 12/01/2015 amended, as attached.
3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001, as attached.
4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60, as attached.
5. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct (13/02/64), as attached.
6. This contract contains a Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Bond Policy and Fidelity Fixed Income and Asset Allocation Professional Policy
7. Sanctions Clause, as attached
8. Losses to be notified to Insurers via:-
   Willis Limited
   Finex Global - Claims Department
   51 Lime Street
   London EC3M 7DQ
   United Kingdom
9. IUA 09-054 Foreign Account Tax Compliance Act ("FATCA"), as attached.

Any fraudulent claims clause contained within the Contract Wording shall override any fraudulent claims clause appearing on the Contract Jacket or its Schedule. In which case, any fraudulent claims clause appearing on such Contract Jacket or its Schedule is deleted.

Nothing in this contract shall be a condition precedent or warranty unless it is expressly stated to be one in this contract.

CHOICE OF LAW AND JURISDICTION:

This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording.
Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (United States of America.) as attached.

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Service of Suit Clause (as attached)
Mendes and Mount LLP
750 Seventh Avenue
New York
NY 10019-6829
United States of America.

PREMIUM:

USD 176,264 in full for 100% for the period but
USD 21,151 for the USD 6,000,000 order heron, including USD 211.51 in respect of TRIA

PREMIUM PAYMENT TERMS:

Premium Payment Condition as follows:

LSW 3001 (amended) Premium Payment Clause – 60 days, as attached due to Insurers on or before **29 August 2015.**

Willis Addendum to LSW 3001 Premium Payment Clause as attached.

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Reinsurers or their agents on the next working will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:

None

TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:

None
30% FATCA Withholding Tax only to apply in accordance with the provisions of IUA 09-054.

RECORDING, TRANSMITTING AND STORING INFORMATION:

Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

INSURER CONTRACT DOCUMENTATION:

Contract documentation to be an insurance Policy produced by Willis Limited and authorised by insurers or their agent.
XIS to sign Lloyd's Policy

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change

This contract is subject to US State Surplus Lines requirements. It is the responsibility of the Surplus Lines Broker to affix a Surplus Lines Notice to the contract document before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker.

POLICY FORM:

J(a) NMA 2421 (Lloyd's)

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

WILLIS EXCESS FINANCIAL LINES POLICY

Please read this Policy carefully.

SCHEDULE

Policy Number: B080113012P15

Item 1:	***Insured*:**	Fidelity Fixed Income and Asset Allocation Funds
	Principal Address:	FMR LLC 155 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
	Mailing Address:	200 Seaport Blvd. ZW9C Boston Massachusetts 02210 United States of America
Item 2:	***Insurer(s):***	Lloyd's Syndicates: Antares AUL 1274 and ACE AGM 2488
Item 3:	***Period of Insurance*:**	1 July 2015 to 1 July 2016 Both Days at 00:01 local standard time at the above address of the Insured
Item 4:	***Limit of Liability*:**	USD 6,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period
Item 5:	***Underlying Policy(ies)*:**	in excess of underlying contracts for USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited
	Retention:	Primary Contract Retentions detailed as per National Union Fire Insurance Company of Pittsburgh, PA. Policy No: 01-421-08-56

Item 6:	***Premium***:	USD 176,264 in full for 100% for the period but USD 21,151 for the USD 6,000,000 order heron, including USD 211.51 in respect of TRIA
	Taxes:	None

Item 7: Notification(s) in accordance with clause 5 required to be addressed to:

Willis Limited,
FINEX Global - Claims Department,
51 Lime Street,
London EC3M 7DQ
United Kingdom.

Item 8: Endorsements are as attached at issue of this ***Contract***.

Item 9: Additional premium required: Nil

Item 10: Addressees for complaints:

(a) For ***Insurers*** who are Lloyd's insurers:

Policyholder and Market Assistance
Lloyd's Market Services
One Lime Street
London
EC3M 7HA
United Kingdom.

Telephone: +44 (0)207 327 5693
Facsimile: +44 (0)207 327 5225
Email: Complaints@Lloyds.com

(b) For all other ***Insurers***:

Willis Limited will provide details on request.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

WILLIS EXCESS FINANCIAL LINES POLICY

In consideration of the ***Insured*** having paid or agreed to pay the ***Premium*** and subject to all of the definitions, terms, conditions and limitations of this ***Policy***, ***Insurers*** and the ***Insured*** agree as follows:

1. Insuring Agreement

1.1 Except insofar as the express terms of this ***Policy***:

(a) make specific provision in respect of any matter for which specific provision is also made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall prevail; or

(b) make specific provision in respect of any matter for which no specific provision is made in the ***Primary Policy***, in which case the express terms of this ***Policy*** shall apply;

this ***Policy*** shall take effect and operate in accordance with the terms of the ***Primary Policy***.

1.2 Subject to the ***Limit of Liability***, the ***Insurers*** shall pay to or on behalf of the ***Insured*** that proportion of ***Loss*** which exceeds the ***Underlying Limit***.

1.3 Except as provided specifically to the contrary in this ***Policy***, the ***Insurers*** shall have no liability to make payment for any ***Loss*** under this ***Policy*** until the ***Underlying Limit*** has been completely eroded by amounts which the Insured or insurers of any Side A/Difference in Conditions **Policy** or insurers of the ***Underlying Policy(ies)*** *shall have paid the* ***Underlying Limit***.

2. Definitions

Wherever the following words and phrases appear in bold and italics in this ***Policy*** they shall have the meanings given to them below:

"***Claim***" or "***Circumstance***" shall mean "claim", "circumstance" or any other term by which the ***Primary Policy*** identifies matters potentially giving rise to payments thereunder in respect of ***Loss***.

"***Insured***" shall mean those persons and organisations identified at Item 1 of the ***Schedule*** and all other persons and organisations as are insured or otherwise entitled to indemnity under the ***Primary Policy***.

"***Insurers***" shall mean the insurers of this ***Policy*** identified at Item 2 of the ***Schedule***.

"***Limit of Liability***" shall mean the sum(s) shown at Item 4 of the ***Schedule*** being the maximum sum(s) the ***Insurers*** are liable to pay under this ***Policy*** for all ***Loss***, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the ***Limit of Liability*** unless expressly provided for at Item 4, notwithstanding that the ***Primary Policy*** may provide for one or more reinstatements.

"***Loss***" shall mean all and any amounts for which ***Insurers*** are liable to the ***Insured*** pursuant to the terms and conditions of this ***Policy*** and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this ***Policy*** shall be liable to pay as

Loss all losses, costs, liabilities or damages and other expenses of the ***Insured*** as are covered by the ***Primary Policy*** of whatever nature and howsoever described by the ***Primary Policy***. However, and notwithstanding any provision to the contrary in the ***Primary Policy***, the liability of the ***Insurers*** of this ***Policy*** to the ***Insured*** for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the ***Limit of Liability***.

"***Period of Insurance***" shall mean the period set out at Item 3 of the ***Schedule***.

"***Policy***" shall mean this insurance contract which includes any endorsements and schedules hereto.

"***Premium***" shall mean the sum shown at Item 6 of the ***Schedule***.

"***Primary Limits***" shall mean the limits of liability of the ***Primary Policy*** applicable to any loss or liability (as applicable) as set out in Item 5(a) of the ***Schedule***.

"***Primary Policy***" shall mean the policy identified at Item 5(a) of the ***Schedule*** or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.

3. Maintenance of the Underlying Policy(ies)

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred. Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than

by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained. The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

4. Step-Down of Cover

Subject always to the ***Limit of Liability***:

4.1 In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2 In the event of there being no indemnity available under the ***Underlying Policy(ies)*** by reason of the complete erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this ***Policy*** shall, subject to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue for subsequent ***Loss*** as primary insurance and, in that event, any retention, excess or deductible and the remainder of any ***Sublimit*** specified in the ***Primary Policy*** shall apply under this ***Policy*** in respect of ***Loss***.

5. Notification

Any notification to the ***Primary Policy*** of a ***Claim*** or ***Circumstance*** which is required to be given in accordance with the terms and conditions of the ***Primary Policy*** shall also be given to the ***Insurers*** in writing.

6. Claims Participation

6.1 The ***Insurers*** shall have no liability to pay costs and expenses incurred by or on behalf of the ***Insured*** unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2 No settlement of a claim brought by a third party shall be effected by or on behalf of the ***Insured*** for such a sum as will require payment by ***Insurers*** under this ***Policy*** unless the consent of the ***Insurers*** has first been obtained, such consent not to be unreasonably delayed or withheld.

7. Cancellation and Termination

This ***Policy*** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the ***Primary Policy***. However, breach by the ***Insured*** of any obligation to pay premium in respect of the ***Primary Policy*** or in respect of any other of the ***Underlying Policy(ies)*** shall not entitle the ***Insurers*** to terminate or cancel this ***Policy***.

8. Recoveries

Where, following payment of ***Loss*** by ***Insurers***, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i) to the ***Insured*** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this ***Policy***, but only to the extent (if any) by which such loss or liability (as applicable) exceeded the sum of the excess, deductible or retention of the ***Primary Policy***, the ***Underlying Limit*** and the amount paid hereunder; and,

(ii) if any balance remains following the application of (i) above, to the ***Insurers*** to the extent of the amount(s) paid by them hereunder in respect of ***Loss***; and,

(iii) if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the ***Underlying Policies*** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this ***Policy*** shall be construed as limiting or delaying the ***Insured's*** right to payment of any ***Loss*** hereunder until such time as it has effected any recovery.

9. Alteration

No material amendment to the terms of the ***Primary Policy*** shall apply in respect of this ***Policy*** unless and until agreed in writing by the ***Insurers***.

10. Reporting Period

Where the terms of the ***Primary Policy*** provide:

(i) the ***Insured*** with a period of time immediately following the policy period of the ***Primary Policy*** during which notice may be given to the insurers of the ***Primary Policy*** of any ***Claims*** or ***Circumstances***; and/or,

(ii) the right to purchase such a period,

then the ***Insured*** shall have the same period and/or right under this ***Policy*** in the same manner and on the same terms as those provided for in the ***Primary Policy*** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the ***Schedule***.

11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of United States of America as per NMA 1998 Service of Suit Clause United States of America. as attached.

12. Complaints

The ***Insurers*** aim to provide a high standard at all times but if the ***Insured*** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters: the person(s) identified in Item 10(a) of the ***Schedule***.

In respect of ***Insurers*** other than Lloyd's underwriters, Willis Limited will provide on request details of the relevant persons.

In the event that the ***Insured*** remains dissatisfied it may be possible for the ***Insured's*** complaint to be referred to the Financial Ombudsman Service who may review the matter. The Financial Ombudsman Service address is:

Financial Ombudsman Service
South Quay Plaza
183 Marsh Wall
London E14 9SR
Telephone: 0845 0801800
Email: enquiries@financial-ombudsman.org.uk
Website: www.financial-ombudsman.org.uk

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 1

This Endorsement, effective at 00.01 on 1 July 2015 forms part of Policy No. B080113012P15

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or
b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or
c) has its authority to carry on insurance business withdrawn,
d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

NMA2975 (amended)
30/05/03

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 2

This Endorsement, effective at 00.01 on 1 July 2015 forms part of Policy No. B080113012P15

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of an additional premium of USD 211.51 paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2020, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5218
12 January 2015

Form approved by Lloyd's Market Association

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 3

This Endorsement, effective at 00.01 on 1 July 2015 forms part of Policy No. B080113012P15

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 4

This Endorsement, effective at 00.01 on 1 July 2015 forms part of Policy No. B080113012P15

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by 29 August 2015.

If the premium due under this contract has not been so paid to (Re)Insurers by 29 August 2015 (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

WILLIS ADDENDUM TO PREMIUM PAYMENT CLAUSE LSW 3001

Notice of Cancellation in writing for the purposes of the Premium Payment Clause (LSW3001) shall be notice in writing to the Group's Compliance Officer at the Willis Building, 51 Lime Street, London EC3M 7DQ, and delivered by registered post or received and acknowledged personally by the Compliance Officer. The notice will only be accepted if the risk is properly identified, and includes at least the name of the Insured, the Willis slip reference number, the class of business and any other information which will enable the risk to be clearly identified. Further, for the avoidance of doubt, a notice of cancellation sent by e-mail to the Company shall not constitute notice in writing for the purposes of the application of the Premium Payment Clause (LSW3001).

ENDORSEMENT No 5

This Endorsement, effective at 00.01 on 1 July 2015 forms part of Policy No. B080113012P15

U.S.A.

NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-
Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability
(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.

This policy* does not apply:-

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which (1) any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"hazardous properties" include radioactive, toxic or explosive properties; **"nuclear material"** means source material, special nuclear material or byproduct material; **"source material"**, **"special nuclear material"**, and **"byproduct material"** have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; **"spent fuel"** means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; **"waste"** means any waste material (1) containing byproduct material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; **"nuclear facility"** means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; **"nuclear reactor"** means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word **"injury"** or **"destruction"** includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

NOTE: - As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
N.M.A. 1256

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 6

This Endorsement, effective at 00.01 on 1 July 2015 forms part of Policy No. B080113012P15

U.S.A.

RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT

(Approved by Lloyd's Underwriters' Non-Marine Association)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct)
to liability insurances affording worldwide coverage.

In relation to liability arising outside the United States of America., its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
N.M.A. 1477

All other terms, conditions and limitations of this Policy shall remain unchanged.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 7

This Endorsement, effective at 00.01 on 1 July 2015 forms part of Policy No. B080113012P15

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Mendes & Mount LLP, 750 Seventh Avenue, New York New York 10019-6829, United States of America and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ENDORSEMENT No 8

This Endorsement, effective at 00.01 on 1 July 2015 forms part of Policy No. B080113012P15

This policy contains a Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Bond Policy and Fidelity Fixed Income and Asset Allocation Funds Professional Policy.

ENDORSEMENT No 9

This Endorsement, effective at 00.01 on 1 July 2015 forms part of Policy No. B080113012P15

SANCTIONS CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

NMA LINES CLAUSE

This Insurance, being signed for 100% of 100% insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

Foreign Account Tax Compliance Act ("FATCA")

Each (Re)Insurer hereby acknowledges the requirements of Sections 1471-1474 US Internal Revenue Code of 1986, as amended, and the Treasury regulations and other guidance issued from time to time thereunder ("FATCA") and the obligation of each of them to provide to the Broker Willis Limited a valid Internal Revenue Service ("IRS") Form W8-BEN-E, W-9 or other documentation meeting the requirements of the FATCA regulations to establish they are not subject to any withholding requirement pursuant to FATCA (the "Required Documentation").

Furthermore:

a) If a (Re)Insurer becomes non-compliant with FATCA during the contract period or has not provided the Broker with the Required Documentation 14 days prior to any premium due date, the Withholding Agent (as defined in U.S. Treasury Regulation Section 1.1471-1(b)(147)) shall withhold 30% of the premium (to the extent all or a portion of that premium is subject to withholding pursuant to FATCA) due to that (Re)Insurer under this contract on that premium due date and shall promptly notify that (Re)Insurer via the Broker.

b) The withholding of premium by virtue of (a) above shall not be, and shall not be treated by the (Re)Insurer as a breach of any premium payment condition, warranty or other clause whether or not entitling the (Re)Insurer to cancel, terminate or restrict this contract, refuse, restrict or delay payment of any claim or invoke any interest, penalty or other late payment provision. The (Re)Insurer shall be liable under this contract as if no such withholding had been made.

c) The (Re)Insurer shall not recoup sums withheld under (a) above by deducting equivalent sums from any payments due to the (Re)Insured or by set off against any other sums owed by the (Re)Insurer and any general or contractual right of set-off enjoyed by the (Re)Insurer is hereby varied and qualified to that extent.

d) Where premium is withheld in error, has not yet been paid to the IRS and the underwriter has been paid only the net premium following such withholding, the broker will cooperate with the (re)insurer to process the requisite refund.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

2. INFORMATION

INFORMATION: Please see various attachments contained within E-mail from Mary Coughlin, Willis Boston, dated 29 April, 2015.

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

3. SECURITY DETAILS

(RE)INSURER'S LIABILITY:

(RE)INSURERS LIABILITY CLAUSE

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together).

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

ORDER HEREON: 100% of 100%

BASIS OF WRITTEN LINES: Percentage of Whole

NMA 2419 Lines Clause, as attached.

BASIS OF SIGNED LINES: Percentage of Whole

SIGNING PROVISIONS: In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

LINE CONDITIONS: None

Willis Limited
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223
Website: www.willis.com

Willis

ORDER HEREON: 100% of premium and limits herein

EFFECTED WITH:

100.0000%	Lloyd's Underwriters		
		83.3333%	Syndicate 1274, pseudonym AUL Ref: 300563800015
		16.6667%	Syndicate 2488, pseudonym AGM Ref: AKFH6FLL5002 AKFT6FLL5002
100.0000%			

Yours faithfully
Willis Limited

Authorised Signatory
FINEX Global

Yours faithfully
Willis Limited

Authorised Signatory
FINEX Global